EXHIBIT 10.69

RECEIVABLES PURCHASE AGREEMENT

dated as of July 30, 2004

Among

NAVISTAR FINANCIAL RETAIL RECEIVABLES CORPORATION, as Seller,

NAVISTAR FINANCIAL CORPORATION, as Servicer,

THUNDER BAY FUNDING, LLC,

as Company,

and

ROYAL BANK OF CANADA,
as Agent

TABLE OF CONTENTS

EXHIBITS

SCHEDULES

NAVISTAR FINANCIAL RETAIL RECEIVABLES CORPORATION
RECEIVABLES PURCHASE AGREEMENT

This Receivables Purchase Agreement dated as of July 30, 2004, is among Navistar Financial Retail Receivables Corporation, a Delaware corporation ("Seller" or "NFRRC"), Navistar Financial Corporation, a Delaware corporation ("NFC"), as Servicer (the Servicer together with the Seller, the "Seller Parties" and each a "Seller Party"), Thunder Bay Funding, LLC (the "Company"), and Royal Bank of Canada, as agent for the Purchasers hereunder or any successor agent hereunder (together with its successors and assigns hereunder, the "Agent"). Unless defined elsewhere herein, capitalized terms used in this Agreement shall have the meanings assigned to such terms in Exhibit I.

PRELIMINARY STATEMENTS

Seller desires to transfer and assign an undivided ownership interest in a specified pool of Receivables (as defined herein) to the Company on the date of this Agreement (as defined herein) which it acquired from NFC, and the Company desires to acquire such interest on the date of this Agreement, in each case subject to the terms of this Agreement.

The Seller, the Company, and the Agent desire to appoint NFC as the Servicer under this Agreement, and NFC desires to act as Servicer, in consideration of the fees and other benefits and subject to the terms and conditions set forth in this Agreement.

ARTICLE I
PURCHASE ARRANGEMENTS

Section 1.1   Purchase of Purchaser Interest.

(a)   Upon the terms and subject to the conditions hereof, on the date hereof Seller hereby sells and assigns the Purchaser Interest to the Agent for the benefit of the Purchasers.

(b)   The aggregate Purchase Price for the Purchaser Interest conveyed hereunder shall be $324,999,999.66, which is payable by wire transfer of immediately available funds to a bank account of Seller designated in writing by Seller to the Agent.

Section 1.2   Transfers and Assignments; Custody of Receivables Files.

(a)   On the date hereof, the Seller shall deposit the Initial Reserve Account Deposit into the Reserve Account.

(b)   Within two Business Days after the date hereof, the Servicer shall cause to be deposited into the Collection Account all Collections (from whatever source) on or with respect to Receivables received by the Servicer on or after the Cutoff Date and on or prior to the date hereof.

(c)   In connection with the sale, transfer and assignment of Receivables to the Seller from NFC pursuant to the Sale Agreement, the Seller, simultaneously with the execution and delivery of this Agreement, shall enter into the Custodian Agreement with the Custodian, pursuant to which the Seller shall revocably appoint the Custodian, and the Custodian shall accept such appointment, to act as Custodian.

(d)   The Purchasers acknowledge and agree that (a) the rights pursuant to the International Purchase Obligations are personal to NFC, and only the proceeds of such rights are being assigned to the Purchasers pursuant to the terms hereof, (b) the Purchasers are not, and are not intended to be, third party beneficiaries of such rights, and (c) accordingly such rights are not exercisable by, enforceable by, or for the benefit of, or preserved for the benefit of, the Purchasers. The Purchasers hereby agree to and accept the appointment and authorization of NFC as Servicer hereunder subject to the terms and conditions set forth in this Agreement.

Section 1.3   Payment Requirements. All amounts to be paid or deposited by the Seller or the Servicer to the Agent or any Purchaser pursuant to any provision of this Agreement shall be paid or deposited in immediately available funds in accordance with the terms hereof no later than 11:00 a.m. (Chicago time) on the day when due; provided however, that (i) with respect to any intrabank transfer from any Designated Account to the Agent, the Purchasers or another Designated Account, it will be sufficient if the Servicer shall provide the Agent with notice that such transfer should be made, no later than 12:30 p.m. (Chicago time) on the day when due, and (ii) with respect to any transfer into the Collection Account, it shall be sufficient if such transfer is received by the Securities Intermediary at any time on the day it is due, it being understood that if such transfer into the Collection Account is received by the Securities Intermediary after its internal payment deadline, Investment Earnings may not be credited to the Collection Account for that night for such late arriving funds. Amounts payable to the Agent shall be paid to the Agent by deposit into Account No. XXXXXX at Deutsche Bank Trust Company Americas, ABA #XXXXX, Reference Navistar Pool 2004-RBC, until otherwise notified by the Agent. Except as otherwise provided herein, all computations of Yield, per annum fees hereunder and per annum fees under the Fee Letter shall be made on the basis of a year of 360 days for the actual number of days elapsed; provided however, that computations of interest at the Base Rate shall be made on the basis of a year of 365 days or 366 days, as applicable, for the actual number of day elapsed. If any amount hereunder shall be payable on a day which is not a Business Day, such amount shall be payable on the next succeeding Business Day.

Section 1.4   Establishment of Designated Accounts.

(a)   The Servicer, for the benefit of the Agent and the Purchasers, shall establish and maintain in the name of the Agent, an account titled "Royal Bank of Canada, as Agent-Navistar Financial 2004-RBC Collection Account" (the "Collection Account") and an account titled "Royal Bank of Canada, as Agent-Navistar Financial 2004-RBC Reserve Account" (the "Reserve Account"), each of which will be an Eligible Account bearing a designation that the funds deposited therein are held for the benefit of the Agent and Purchasers. The Designated Accounts and any Eligible Investments on deposit in the Designated Accounts shall be subject to the exclusive custody and control of the Agent and the Agent shall have sole signature authority with respect thereto.

(b)   The Securities Intermediary when requested by the Servicer shall invest the funds in the Reserve Account in Eligible Investments selected by the Servicer, held in the name of the Securities Intermediary for the benefit of the Agent and the Purchasers. Funds deposited in the Reserve Account shall be invested in Eligible Investments which mature on or prior to the next Settlement Date. Any income or other gain from such Eligible Investments shall be retained in the Reserve Account, to the extent the amount on deposit is less than the Specified Reserve Account Balance. Any Investment Earnings on funds in the Reserve Account not required to be retained in the Reserve Account pursuant to the preceding sentence shall be deposited into the Collection Account one Business Day prior to each Settlement Date and shall be treated as a part of Collected Interest for the Monthly Period related to such Settlement Date. The Servicer shall determine the Specified Reserve Account Balance for each Settlement Date.

(c)   The Securities Intermediary when requested by the Servicer shall invest the funds in the Collection Account in Eligible Investments selected by the Servicer, held in the name of the Securities Intermediary for the benefit of the Agent and the Purchasers, which shall mature no later than the Business Day preceding the Settlement Date. Any income or other gain from such Eligible Investments in the Collection Account shall be retained in the Collection Account and shall be treated as a part of Collected Interest for the Monthly Period related to such Settlement Date.

ARTICLE II
PAYMENTS AND COLLECTIONS

Section 2.1   General Settlement Procedures.

(a)   The Servicer shall remit to the Collection Account all Collections including all Insurance Proceeds, all Liquidation Proceeds, proceeds from any Dealer Liability, and proceeds from any International Purchase Obligations, within two Business Days after receipt thereof. The Agent shall notify the Servicer of the Yield and Net Swap Amount with respect to any Settlement Period within three (3) Business Days after the end of such Settlement Period. On or before each Determination Date, with respect to the preceding Monthly Period and the related Settlement Date, the Servicer shall calculate the Total Available Amount, Collected Interest, Collected Principal, the Total Servicing Fee, and, provided that the Agent has supplied the Servicer with the Yield and Net Swap Amount for the related Settlement Period, other amounts required to determine the amounts to be deposited in or paid from each of the Collection Account and the Reserve Account on the next succeeding Settlement Date. If at any time the Seller receives any Collections, the Seller shall promptly pay such Collections to the Servicer and, at all times prior to such payment, such Collections shall be held in trust by the Seller for the exclusive benefit of the Purchasers and the Agent.

(b)   On or before (but not more than two Business Days before) the Business Day preceding each Settlement Date, the Servicer shall cause to be made (including, in the case of clause (ii), by instructing the Securities Intermediary in accordance with Section 2.2 (a)) the following withdrawals, deposits, transfers and distributions in the amounts set forth in the Monthly Report for such Settlement Date:

(i)   from the Collection Account to the Servicer, in immediately available funds, reimbursement of Outstanding Monthly Advances pursuant to Section 6.7, payments of Liquidation Expenses with respect to Receivables which became Liquidating Receivables during the related Monthly Period pursuant to Section 6.3 and any unpaid Liquidation Expenses from prior periods;

(ii)   from the Reserve Account to the Collection Account, the lesser of (A) the amount of cash or other immediately available funds therein on such date and (B) the amount, if any, by which (I) the sum of the Total Servicing Fee with respect to the preceding Monthly Period, the Yield for such Settlement Period and the Net Swap Amount for the related Settlement Period, the Facility Fee with respect to the related Settlement Period, and the Principal Distributable Amount for the related Settlement Date, exceeds (II) the Available Amount for such Settlement Date; and

(iii)   the Servicer shall deposit, out of its own funds, the Net Swap Adjustment Amount into the Collection Account and Reserve Account as follows: (A) into the Collection Account, the excess, if any, of the amount specified in clause (B) of <u>Section 2.1(b)(ii)</u> over the amount specified in clause (A) of <u>Section 2.1(b)(ii)</u> and (B) the remainder, if any, into the Reserve Account.

(c)   On each Settlement Date, the Agent at the request of the Servicer shall apply amounts on deposit in the Collection Account, to the extent of the Total Available Amount, as follows:

(i)   <u>first</u>, if the Servicer is not the Seller or an Affiliate of the Seller, to pay the Total Servicing Fee to the Servicer with respect to the related Monthly Period,

(ii)   <u>second</u>, to the reimbursement of the Agent's costs of collection and enforcement of this Agreement,

(iii)   <u>third</u>, to pay the Agent for distribution to the Purchasers an amount equal to the sum of (A) the sum of the Yield for the related Settlement Period and the Net Swap Amount for the related Settlement Period and (B) the Facility Fee for such Settlement Period,

(iv)   <u>fourth</u>, if the Servicer is the Seller or an Affiliate of the Seller, to pay the Total Servicing Fee to the Servicer with respect to the related Monthly Period,

(v)   <u>fifth</u>, to pay to the Agent for distribution to the Purchasers, an amount equal to the Principal Distributable Amount for such Settlement Date to be applied to reduce the Capital of the Purchaser Interest,

(vi)   <u>sixth</u>, to pay to the Reserve Account, an amount equal to the excess, if any, of the Specified Reserve Account Balance over the amount of funds then on deposit in the Reserve Account,

(vii)   <u>seventh</u>, for payment of all other Obligations which are payable on or before such Settlement Date to the Agent or the Purchasers and which have not otherwise been paid (other than Warranty Payments owed by NFC or the Servicer and Optional Purchase Proceeds), and

(viii)   <u>eighth</u>, if no Servicer Default has occurred and is continuing, the remaining balance, if any, to the Seller, unless there is a Servicer Default, at which time the remaining balance shall be used to reduce the Capital and any other Aggregate Unpaids.

(d)   All payments by or on behalf of an Obligor with respect to a Receivable (excluding Supplemental Servicing Fees) shall be applied (i) <u>first</u>, to reduce Outstanding Monthly Advances, if any, with respect to such Receivable, as described in <u>Section 6.7</u>, (ii) <u>second</u>, to the Scheduled Payment for such Monthly Period with respect to such

Receivable, and (iii) <u>third</u>, the remainder shall constitute, with respect to such Receivable, a Full Prepayment or Partial Prepayment.

(e)   A Partial Prepayment made on a Receivable is applied to reduce the final Scheduled Payment and will thereafter, to the extent the Partial Prepayment exceeds the final Scheduled Payment, reduce Scheduled Payments in reverse chronological order beginning with the penultimate Scheduled Payment. The Rebate related to such Partial Prepayment will reduce the final Scheduled Payment and will thereafter, to the extent the Rebate exceeds the final Scheduled Payment, reduce Scheduled Payments in reverse chronological order beginning with the penultimate Scheduled Payment.

Section 2.2   <u>Withdrawals from Reserve Account</u>.

(a)   The Servicer shall notify (with a copy to the Agent) the Securities Intermediary of the amount of, and the Securities Intermediary shall make, the withdrawals from the Reserve Account required pursuant to <u>Sections 1.4(b) and 2.1(b)(ii)</u>. On each Settlement Date, to the extent that the funds in the Reserve Account exceed the Specified Reserve Account Balance and so long as no Servicer Default shall have occurred and be continuing, the Servicer may notify (with a copy to the Agent) the Securities Intermediary of the amount of, and the Securities Intermediary shall withdraw the amount of, such excess from the Reserve Account and distribute the same to the Seller. Upon the occurrence of a Servicer Default, the Servicer shall notify (with a copy to the Agent) the Securities Intermediary of the amount of, and the Securities Intermediary shall withdraw, all amounts on deposit in the Reserve Account for application in accordance with <u>Section 2.1(c)</u>. To the extent that any funds remain in the Reserve Account after the Aggregate Unpaids have been indefeasibly reduced to zero, such funds shall be withdrawn and distributed to, or as directed by, the Seller. Each Monthly Report shall specify the amount, if any, which is scheduled to be withdrawn from the Reserve Account and distributed to the Seller on the next succeeding Settlement Date.

(b)   If the Servicer, pursuant to <u>Section 6.7</u>, determines on any Settlement Date that it is required to make a Monthly Advance and does not do so from its own funds, the Servicer shall notify (with a copy to the Agent) the Securities Intermediary of the amount of such shortfall, and the Securities Intermediary shall withdraw, funds from the Reserve Account up to the amount of such shortfall and deposit them in the Collection Account to cover any such shortfall. Such payment shall be deemed to have been made by the Servicer pursuant to <u>Section 2.1</u> for purposes of making distributions pursuant to this Agreement, but shall not otherwise satisfy the Servicer's obligation to deliver the amount of the Monthly Advances to the Collection Account, and the Servicer shall within two Business Days replace any funds in the Reserve Account so used. The Servicer shall not be entitled to reimbursement for any such deemed Monthly Advances unless and until the Servicer shall have replaced such funds in the Reserve Account.

Section 2.3   <u>Payment Rescission</u>.   No payment of any of the Aggregate Unpaids shall be considered paid or applied hereunder to the extent that, at any time, all or any portion of such payment or application is rescinded by application of law or judicial authority, or must otherwise be returned or refunded for any reason. Seller shall remain obligated for the amount of any payment or application so rescinded, returned or refunded, and shall promptly pay to the Agent (for application to the Person or Persons who suffered such rescission, return or refund) the full amount thereof, plus the Default Fee from the date of any such rescission, return or refunding.

Section 2.4   Clean Up Call. As of the last day of any Monthly Period as of which the Capital is 10% or less of the Initial Aggregate Receivables Balance, the Servicer shall have the option to purchase all (but not less than all) of the Purchaser Interest (the "Clean-up Call"); provided, however, that the Servicer may not exercise the Clean-up Call if the Optional Purchase Proceeds are insufficient to repay all Aggregate Unpaids. To exercise such option, the Servicer shall provide the Agent with not less than 10 Business Days' prior written notice of its intention to do so (the "Clean-up Call Notice"). On or before the day preceding the related Settlement Date, the Servicer shall deposit in the Collection Account an amount equal to the aggregate Administrative Purchase Payments for the Receivables (including Liquidating Receivables), included in the Purchaser Interest (less the Liquidation Expenses to be incurred in connection with the recovery thereof). The foregoing amounts (the "Optional Purchase Proceeds") shall be paid by the Servicer into the Collection Account for distribution to the Agent and the Purchasers in accordance with Section 2.1.

Section 2.5   Monthly Report Not later than 10:00 a.m. (Chicago time) on each Determination Date, the Servicer shall deliver to the Agent a Monthly Report with respect to the immediately preceding Monthly Period, executed by any Authorized Officer of the Servicer, containing all information necessary for making the calculations, withdrawals, deposits, transfers and distributions required by this Article II.

Section 2.6   Deposits Net of Total Servicing Fee. Any provision herein to the contrary notwithstanding, for so long as (i) NFC is the Servicer hereunder and (ii) no Servicer Default has occurred and is continuing, the deposits into the Collection Account pursuant to Section 2.1(a) may be made net of the Total Servicing Fee to be distributed to the Servicer pursuant to Sections 2.1(c)(iv) (so long as Collected Interest not yet distributed is sufficient therefor). Nonetheless, the Servicer shall account for the Total Servicing Fee in the Monthly Report as if such amount had been deposited into the Collection Account and/or transferred separately.

Section 2.7   Investment Policy and Procedure. Investments in Eligible Investments shall be made in the name of the Securities Intermediary, and such investments shall not be sold or disposed of prior to their maturity. The Servicer shall from time to time appoint a person, which shall initially be JPMorgan Chase Bank, to act as "Securities Intermediary" , who shall qualify as a "securities intermediary" within the meaning of Section 8-102 of the UCC in effect in the State of New York. The Servicer shall provide notice of such appointment to the Agent and shall use reasonable efforts to obtain the express agreement of such Person to the obligations of the Securities Intermediary set forth in Sections 1.4, 2.1, 2.2, 2.7 and 6.12, a copy of which agreement shall be delivered to the Agent.

(a)   With respect to the Designated Account Property, the Securities Intermediary agrees, by its acceptance hereof, that:

(i)   The Designated Accounts are accounts to which Financial Assets will be credited and are "securities accounts" within the meaning of Section 8-501 of the UCC.

(ii)   All securities or other property underlying any Financial Assets credited to the Designated Accounts shall be registered in the name of the Securities Intermediary, indorsed to the Securities Intermediary or in blank or credited to another securities account maintained in the name of the Securities Intermediary and in no case will any Financial Asset credited to any of the Designated Accounts be registered in the name of the Agent, the Company, the Servicer or the Seller, payable to the order of the Agent, the Company, the Servicer or the Seller or specially indorsed to the Agent, the Company, the Servicer or the Seller except to the extent the foregoing have been specially indorsed to the Securities Intermediary or in blank.

(iii)   All property delivered to the Securities Intermediary pursuant to this Agreement will be promptly credited to the appropriate Designated Account as directed by the Servicer or as otherwise provided herein.

(iv)   Each item of property (whether investment property, Financial Asset, security, instrument or cash) credited to a Designated Account shall be treated as a "financial asset" within the meaning of Section 8-102(a)(9) of the New York UCC.

(v)   If at any time the Securities Intermediary shall receive any order from the Agent directing transfer or redemption of any Financial Asset relating to the Securities Accounts, the Securities Intermediary shall comply with such entitlement order without further consent by the Financial Institutions, the Company, the Servicer, the Seller or any other Person.

(vi)   The Designated Accounts shall be governed by the laws of the State of New York, regardless of any provision in any other agreement. For purposes of the UCC, New York shall be deemed to be the Securities Intermediary's jurisdiction and the Designated Accounts (as well as the Securities Entitlements related thereto) shall be governed by the laws of the State of New York.

(vii)   The Securities Intermediary has not entered into, and until the termination of this Agreement will not enter into, any agreement with any other Person relating to the Designated Accounts and/or any Financial Assets credited thereto pursuant to which it has agreed to comply with entitlement orders (as defined in Section 8-102(a)(8) of the New York UCC) of such other

Person and the Securities Intermediary has not entered into, and until the termination of this Agreement will not enter into, any agreement with the Financial Institutions, any Company, the Seller, the Servicer or the Agent purporting to limit or condition the obligation of the Securities Intermediary to comply with entitlement orders as set forth in Section 2.7(a)(v) above.

(viii)   Except for the claims and interest of the Agent, and the Company in the Designated Accounts, the Securities Intermediary knows of no claim to, or interest in, the Designated Accounts or in any Financial Asset credited thereto. If any other person asserts any lien, encumbrance or adverse claim (including any writ, garnishment, judgment, warrant of attachment, execution or similar process) against the Designated Accounts or in any Financial Asset carried therein, the Securities Intermediary will promptly notify the Agent, the Company, and the Servicer thereof.

(ix)   The Securities Intermediary will promptly send copies of all statements, confirmations and other correspondence concerning the Designated Accounts and/or any Designated Account Property simultaneously to each of the Servicer and the Agent at the addresses set forth in the signature pages hereof.

(b)   The Servicer shall have the right, revocable by the Agent to notify the Securities Intermediary (with a copy to the Agent) of the amounts to be withdrawn and paid, and the Securities Intermediary shall make such withdrawals and payments, from the Designated Accounts for the purpose of permitting the Servicer to carry out its duties hereunder or permitting the Agent to carry out its duties hereunder.

(c)   The Agent shall possess all right, title and interest in and to all funds on deposit from time to time in the Designated Accounts and in all proceeds thereof. The Designated Accounts shall be under the sole dominion and control of the Agent for the benefit of the Agent and the Purchasers.

(d)   The Servicer shall not direct the Securities Intermediary to make any investment of any funds or to sell any investment held in any of the Designated Accounts unless the security interest granted and perfected in such account shall continue to be perfected in such investment or the proceeds of such sale, in either case without any further action by any Person, and, in connection with any direction to the Agent to make any such investment or sale, if requested by the Securities Intermediary, the Servicer shall deliver to the Securities Intermediary an opinion of counsel, acceptable to the Securities Intermediary, to such effect.

(e)   The Seller shall pay all fees and expenses of the Securities Intermediary. The Securities Intermediary shall have no right of offset against amounts in the Designated Accounts.

Section 2.8   Default Fees. If any Person fails to pay any of the Obligations when due, such Person agrees to pay, on demand, the Default Fee in respect thereof until paid. Notwithstanding the foregoing, no provision of this Agreement or the Fee Letter shall require the payment or permit the collection of any amounts hereunder in excess of the maximum permitted by applicable law.

Section 2.9   Distributions by Agent. All distributions to the Agent under any clause of Section 2.1(c) or any other provision of this Agreement in respect of amounts owing to the Agent and the Purchasers shall be allocated and paid by the Agent to the Purchasers as the Agent and the Purchasers shall agree.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.1   Representations and Warranties of Seller Parties. As of the date hereof (or with respect to representations and warranties that speak expressly as of another date, then as of such other date), each Seller Party hereby represents and warrants to the Agent and the Purchasers, as to itself, that:

(a)   Corporate Existence and Power. Such Seller Party is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and is duly qualified to do business and is in good standing as a foreign corporation, and has and holds all corporate power and all governmental licenses, authorizations, consents and approvals required to carry on its business in each jurisdiction in which its business is conducted.

(b)   Power and Authority; Due Authorization Execution and Delivery. The execution and delivery by such Seller Party of this Agreement and each other Transaction Document to which it is a party, and the performance of its obligations hereunder and thereunder and, in the case of Seller only, Seller's use of the proceeds of sales made hereunder, are within its corporate powers and authority and have been duly authorized by all necessary corporate action on its part. This Agreement and each other Transaction Document to which such Seller Party is a party has been duly executed and delivered by such Seller Party.

(c)   No Conflict. The execution and delivery by such Seller Party of this Agreement and each other Transaction Document to which it is a party, and the performance of its obligations hereunder and thereunder do not contravene or violate (i) its certificate or articles of incorporation or by-laws, (ii) any law, rule or regulation applicable to it, (iii) any restrictions under any material agreement, contract or instrument to which it is a party or by which it or any of its property is bound, or (iv) any order, writ, judgment, award, injunction or decree binding on or affecting it or its property.

(d)   Governmental Authorization. Other than the filing of the financing statements required hereunder, no authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for the due execution and delivery by such Seller Party of this Agreement and each other Transaction Document to which it is a party and the performance of its obligations hereunder and thereunder.

(e)   <u>Actions, Suits</u>. There are no actions, suits or proceedings pending, or to the best of such Seller Party's knowledge, threatened, against or affecting such Seller Party, or any of its properties, in or before any court, arbitrator or other body, that would result in a Material Adverse Change.

(f)   <u>Binding Effect</u>. This Agreement and each other Transaction Document to which such Seller Party is a party constitute the legal, valid and binding obligations of such Seller Party enforceable against such Seller Party in accordance with their respective terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws relating to or limiting creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

(g)   <u>Use of Proceeds</u>. No proceeds of any sale hereunder will be used (i) for a purpose that violates, or would be inconsistent with, Regulation T, U or X promulgated by the Board of Governors of the Federal Reserve System from time to time or (ii) to acquire any security in any transaction which is subject to Section 13 or 14 of the Securities Exchange Act of 1934, as amended.

(h)   <u>Good Title</u>. Immediately prior to each purchase hereunder, the Seller shall be the legal and beneficial owner of the Receivables and Related Security with respect thereto, free and clear of any Adverse Claim. All necessary actions have been taken, including the filing of all financing statements or other similar instruments or documents necessary under the UCC (or any comparable law) of all appropriate jurisdictions to perfect Seller's ownership interest in each Receivable and the Related Security.

(i)   <u>Perfection</u>. This Agreement, together with the filing of the financing statements contemplated hereby, is effective to, and shall transfer to the Agent for the benefit of the Purchaser (and the Agent for the benefit of the Purchaser shall acquire from Seller) a valid and perfected first priority undivided ownership interest in each Receivable existing or hereafter arising and in the Related Security with respect thereto, free and clear of any Adverse Claim. All necessary actions have been taken, including the filing of all financing statements or other similar instruments or documents necessary under the UCC (or any comparable law) of all appropriate jurisdictions, to perfect the Agent's (on behalf of the Purchaser) ownership interest in the Receivables and, the Related Security.

(j)   <u>Places of Business</u>. The principal place of business and chief executive office of such Seller Party and the offices where it keeps all of its Records are located at the address(es) listed on <u>Exhibit II</u> or such other locations of which the Agent has been notified in accordance with <u>Section 5.2(a)</u> in jurisdictions where all action required to continue the perfection of the Agent's security interest in the Receivables and the Related Security has been taken and completed. Seller's Federal Employer Identification Number is correctly set forth on Exhibit II.

(k) Not a Holding Company or an Investment Company. Such Seller Party is not a "holding company" or a "subsidiary holding company" of a "holding company" within the meaning of the Public Utility Holding Company Act of 1935, as amended, or any successor statute. Such Seller Party is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended, or any successor statute.

(l) Taxes. Such Seller Party will do nothing to materially impair the rights, title and interest of any Purchaser in and to the Purchaser Interest and will pay when due (or contest in good faith) any taxes, including without limitation any sales tax, excise tax or other similar tax or charge, payable in connection with the Receivables and their creation and satisfaction.

(m) Financial Condition. In the case of the Seller only, the Seller is solvent and able to pay its debts when due, and is not the subject of any case or proceeding, domestic or foreign, relating to bankruptcy, insolvency, reorganization, arrangement, adjustment of debts, winding-up, liquidation, dissolution, composition, receivership, trusteeship, custodianship, or any other proceeding regarding relief of debtors or enforcement of creditors' rights; Seller shall not take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing cases or proceedings; and Seller is not a defendant in any case, proceeding or other action seeking issuance of a writ or warrant of attachment, execution, distraint or similar process against all or any part of its assets.

ARTICLE IV
CONDITIONS OF PURCHASES

Section 4.1 Conditions Precedent to Purchase. The purchase of a Purchaser Interest under this Agreement is subject to the conditions precedent that (a) the Agent shall have received on or before the date of such purchase those documents listed on Schedule A and (b) the Agent shall have received all fees and expenses required to be paid on such date pursuant to the terms of this Agreement and the Fee Letter.

ARTICLE V
COVENANTS

Section 5.1 Affirmative Covenants of the Seller Parties. Until the date on which the Aggregate Unpaids have been indefeasibly paid in full and this Agreement terminates in accordance with its terms, each Seller Party hereby covenants, as to itself, as set forth below:

(a) Financial Reporting. Such Seller Party will maintain, for itself and each of its Subsidiaries, a system of accounting established and administered in accordance with generally accepted accounting principles, and furnish to the Agent:

(i) Annual Reporting. Within 120 days after the close of its fiscal year, the annual report for Servicer for such fiscal year on Form 10-K, in the form filed with the Securities and Exchange Commission.

(ii) Quarterly Reporting. Within 45 days after the close of the first three (3) quarterly periods of its fiscal year, the quarterly reports for Servicer on Form 10-Q, in the form filed with the Securities and Exchange Commission, as at the close of each such period.

(iii) Other Information. Promptly, from time to time, such other information, documents, records or reports relating to the Receivables or the condition or operations, financial or otherwise, of such Seller Party as the Agent may from time to time reasonably request in order to protect the interests of the Agent and the Purchasers under or as contemplated by this Agreement.

(b) Notices. Such Seller Party will notify the Agent in writing of any of the following promptly upon learning of the occurrence thereof, describing the same and, if applicable, the steps being taken with respect thereto:

(i) Servicer Defaults. The occurrence of each Servicer Default, by a statement of an Authorized Officer of such Seller Party.

(ii) Sale Agreement. Any request for waivers, consents or modifications of the Sale Agreement.

(c) Compliance with Laws and Preservation of Corporate Existence. Such Seller Party will comply in all respects with all applicable laws, rules, regulations, orders, writs, judgments, injunctions, decrees or awards to which it may be subject. Such Seller Party will preserve and maintain its corporate existence, rights, franchises and privileges in the jurisdiction of its incorporation, and qualify and remain qualified in good standing as a foreign corporation in each jurisdiction where its business is conducted, except where the failure to so preserve and maintain or qualify would not result in a Material Adverse Change.

(d) Audits. Such Seller Party will furnish to the Agent from time to time such information with respect to it and the Receivables as the Agent may reasonably request. Such Seller Party shall permit the Agent and its agents and representatives, at their own expense (unless a Servicer Default has occurred and is continuing (including, without limitation, by reason of a failure to deliver the reports required by Section 6.9 or Section 6.10 and the expiration of the grace period specified in Section 7.1(c)), in which case, at the expense of the Servicer) during normal business hours on 48 hours prior notice: (i) to examine and make copies of and abstracts from all Records in the possession or under the control of such Person relating to the Receivables and the Related Security, including, without limitation, the related Contracts, and (ii) to visit the offices and properties of such Person for the purpose of examining such materials described in clause (i) above, and to discuss matters relating to such Person's financial condition or the Receivables and the Related Security or any Person's performance under any of the Transaction Documents or any Person's performance under the Contracts and, in each case, with the executive officers of Seller or the Servicer. Nothing in this Section 5.1(d) shall affect the obligations of the Servicer to observe any applicable law prohibiting the disclosure of information regarding the Obligors, and the failure of the Servicer to provide access to information as a result of this obligation shall not constitute a breach of this Section 5.1(d).

(e)   Keeping and Marking of Records and Books. The Servicer will keep proper books and records of account containing full, true and correct entries in conformity with GAAP (to the extent applicable). The Servicer will ensure that its computer files are at all times marked in the fashion specified in Section 4.01(c) of the Sale Agreement.

(f)   Taxes on Receivables. Seller will pay when due any taxes payable in connection with the Receivables, exclusive of taxes on or measured by income or gross receipts of the Company, the Agent or any Financial Institution.

(g)   Ownership. Seller shall take all necessary action to (i) vest legal and equitable title to the Designated Receivables, and the Related Security purchased under the Sale Agreement irrevocably in Seller, free and clear of any Adverse Claims other than Adverse Claims in favor of the Agent and the Purchasers (including, without limitation, the filing of all financing statements or other similar instruments or documents necessary under the UCC (or any comparable law) of all appropriate jurisdictions to perfect Seller's interest in such Designated Receivables and Related Security and such other action to perfect, protect or more fully evidence the interest of Seller therein as the Agent may reasonably request), and (ii) establish and maintain, in favor of the Agent, for the benefit of the Purchasers, a valid and perfected first priority undivided ownership interest (and/or a valid and perfected first priority security interest) in all Receivables and Related Security, free and clear of any Adverse Claims other than Adverse Claims in favor of the Agent for the benefit of the Purchasers (including, without limitation, the filing of all financing statements or other similar instruments or documents necessary under the UCC (or any comparable law) of all appropriate jurisdictions to perfect the Agent's (for the benefit of the Purchasers) interest in such Receivables and Related Security and such other action to perfect, protect or more fully evidence the interest of the Agent for the benefit of the Purchasers as the Agent may reasonably request).

(h)   Representations and Warranties as to the Receivables. As collateral security for the performance by the Seller of all the terms, covenants and agreements on the part of the Seller (whether as Seller or otherwise) to be performed under this Agreement or any document delivered in connection with this Agreement in accordance with the terms thereof, including the punctual payment when due of all obligations of the Seller hereunder or thereunder, whether for indemnification payments, fees, expenses or otherwise, the Seller hereby assigns to the Agent for its benefit and the ratable benefit of the Purchasers a security interest in, all of the Seller's right, title and interest in, to and under (but none of the Seller's obligations under) all of the following, whether now or hereafter existing or arising:

(i)   the Sale Agreement, including, without limitation, (a) all rights of the Seller to receive moneys due or to become due under or pursuant to the Sale Agreement, (b) all security interests and property subject thereto from time to time purporting to secure payment of monies due or to become due under or pursuant to the Sale Agreement, (c) all rights of the Seller to receive proceeds of any insurance, indemnity, warranty or guaranty with respect to the Sale Agreement, (d) claims of the Seller for damages arising out of or for breach of or default under the Sale Agreement, and (e) the right of the Seller to compel performance and otherwise exercise all remedies thereunder;

(ii)   all Receivables, the Related Security with respect thereto and the Collections not otherwise purchased or scheduled to be purchased under this Agreement;

(iii)   to the extent not included in the foregoing, all proceeds of any and all of the foregoing.

Such assigned right, title and interest includes the representations and warranties of NFC made to the Seller pursuant to Sections 3.01 and 3.02 of the Sale Agreement. The Seller hereby represents and warrants to the Purchasers that the Seller has taken no action which would cause such representations and warranties to be false in any material respect as of the date of this Agreement. The Seller further acknowledges that each Purchaser relies on the representations and warranties of the Seller under this Agreement and of NFC under the Sale Agreement in accepting the Receivables. The foregoing representation and warranty speaks as of the date of this Agreement, but shall survive the sale, transfer and assignment of the Receivables to the Purchasers.

(i)   Repurchase of Receivables Upon Breach of Warranty. Upon discovery by the Seller or the Servicer of a breach of any of the representations and warranties in Section 3.01 of the Sale Agreement (and, with respect to Subsection 3.01(j) of the Sale Agreement, irrespective of any limitation regarding knowledge of NFC) or in Article III of this Agreement that materially and adversely affects the interests of a Purchaser in any Receivable, the party discovering such breach shall give prompt written notice thereof to the Agent and the Purchasers. As of the second Settlement Date following its discovery or its receipt of notice of such a breach (or, if a Servicer Default has occurred and is continuing, or, at the applicable Seller Party's election, the first Accounting Date following such discovery), unless such breach shall have been cured in all material respects, the applicable Seller Party shall repurchase the interests of the Purchasers in such Receivable from the Purchasers on the related Settlement Date. A Purchaser shall have no affirmative duty to conduct any investigation as to the occurrence of any event requiring the repurchase of any Receivable pursuant to this Section 5.1(i).

The repurchase price to be paid by any Warranty Purchaser shall be an amount equal to the Warranty Payment. It is understood and agreed that the obligations of the Warranty Purchaser to repurchase any Receivable as to which a breach has occurred and is continuing, shall, if such repurchase obligations are fulfilled, constitute the sole remedy against the Seller, the Servicer or NFC for such breach available to any Person. The Servicer acknowledges its obligations to repurchase Administrative Receivables from the Purchaser pursuant to <u>Section 5.2(b)</u> hereof and to repurchase Warranty Receivables pursuant to <u>Section 5.04</u> of the Sale Agreement.

(j)   <u>Corporate Separateness</u>.   Seller will maintain its corporate separateness and distinctiveness from NFC and all other Affiliates through observation of the following covenants:

(i)   Seller shall at all times restrict its activities to (i) providing financing facilities through the purchase of any instalment sale contracts, loans, notes, leases, accounts or other rights to payment from retail customers in respect of trucks, buses, trailers and related equipment (including notes of dealers and other persons that finance the acquisition by such dealer or other person of a truck, bus, trailer or related equipment that is leased to a third person or persons) from NFC and (ii) conducting any ancillary business or activity as it deems necessary or appropriate to accomplish its primary purpose. Seller will not amend its certificate of incorporation ("<u>Certificate of Incorporation</u>") in any manner which would affect such restrictions on Seller's activities.

(ii)   Seller shall keep separate books and records such that its own separate financial statements may be readily prepared and presented apart from any financial statements consolidated to include NFC or any subsidiary or affiliate of NFC other than Seller. Any financial statements of NFC which are presented on a consolidated basis to include Seller shall contain notes clearly stating that the Receivables have been sold to a third party and are not assets of the consolidated group.

(iii)   Seller shall conduct its business solely in its individual corporate name and otherwise so as not to mislead others with whom it deals regarding its independent identity and existence.

(iv)   Seller has and will maintain its own separate mailing address, telephone number and stationery.

(v)   Seller will cause to be elected and compensate its Independent Directors as described in <u>Section 5.1 (j)(xi)</u> below.

(vi)   Any allocations of direct, indirect or overhead expenses for items shared between Seller on the one hand and NFC on the other hand have been and will be made to the extent practical on the basis of actual use or value of services rendered and otherwise on a basis reasonably related to actual use or the value of services rendered.

(vii)   Seller has paid and will pay its own operating expenses and liabilities from its own funds, except NFC shall pay a portion of the expenses of Seller incurred in connection with the transactions contemplated by

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the Transaction Documents. Such payment by NFC shall be treated by NFC as Advances under the Amended and Restated Intercompany Advance Agreement (the "Intercompany Advance Agreement") dated as of May 3, 1994, between NFC and Seller.

(viii)   Seller shall not commingle or pool its funds or other assets with those of NFC or any other subsidiary or affiliate of NFC except as specifically provided in transaction documents executed in connection with past pools of receivables and in the Amended and Restated Operating Agreement dated as of May 3, 1994 (the "Operating Agreement") between NFC and Seller. Except as provided in the Operating Agreement, Seller shall not maintain joint bank accounts or other depository accounts to which NFC or any other Affiliate of NFC, other than NFC in its capacity as Servicer, has independent access.

(ix)   Seller is not named, and has not entered any agreement to be named, directly or indirectly, as a direct or contingent beneficiary or loss payee on any insurance policy covering the property of NFC or of any other subsidiary or Affiliate of NFC.

(x)   Each officer and director of Seller shall discharge his or her respective fiduciary duties and obligations in accordance with all applicable laws.

(xi)   Seller has, and shall continue at all times to have, at least two Independent Directors (as defined in Seller's restated Certificate of Incorporation as in effect on the date hereof) on its board of directors.

(k)   Taxes. Such Seller Party shall file all tax returns and reports required by law to be filed by it and shall promptly pay all taxes and governmental charges at any time owing, except any such taxes which are not yet delinquent or are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with generally accepted accounting principles shall have been set aside on its books.

(l)   Transfers, Liens, Etc. Except for the Lien in favor of a Purchaser created by this Agreement, the Seller Parties shall not transfer, assign (by operation of law or otherwise) or otherwise dispose of, or create or suffer to exist any Lien (including, without limitation, the filing of any financing statement) upon or with respect to any Receivable or Related Security.

(m)   Liens in Force. Except as contemplated in Sections 6.1, 6.4 or 6.5 of this Agreement, the Seller Parties shall not release in whole or in part any Financed Vehicle or related insurance contract rights from the security interest securing the Receivable.

(n)   No Impairment. The Seller Parties shall do nothing to impair the rights of the Seller or any Purchasers in and to the Receivables.

(o)   No Modifications. The Seller Parties shall not amend or otherwise modify any Receivable such that the Initial Receivable Balance, the Annual Percentage Rate or the total number of Scheduled Payments is altered or such that the final scheduled payment on such Receivable will be due later than August 31, 2012. Any such extension of the final scheduled payment will be made by the Servicer in accordance with its customary servicing procedures.

(p)   Sale Agreement. The Seller Parties shall not grant any waiver or consent under, amend or otherwise modify, or terminate the Sale Agreement without the prior written consent of the Agent.

(q)   Name Change. No Seller Party shall change its (i) name, identity, or corporate structure in any manner that would make any financing statement or continuation statement filed by it in connection with the Transaction Documents seriously misleading within the meaning of Section 9-506(b) of the UCC, or (ii) jurisdiction of formation, unless it shall have given the Agent at least 60 days prior written notice thereof and shall file such financing statements or amendments as may be necessary to continue the perfection of the Agent's security interest in the Receivables and the Related Security.

Section 5.2   Covenants of the Servicer. At all times from the date hereof to the date on which the Aggregate Unpaids shall be equal to zero, unless the Agent shall otherwise consent in writing:

(a)   Conduct of Business. The Servicer will do all things necessary to remain duly incorporated, validly existing and in good standing as a domestic corporation in its jurisdiction of incorporation and will maintain all requisite authority to conduct its business in each jurisdiction in which its business requires such authority except where the failure to so preserve and maintain or qualify would not result in a Material Adverse Change.

(b)   Purchase of Receivables Upon Breach of Covenant. Upon discovery by any of the Seller or the Servicer, the Agent and the Purchasers of a breach of any of the covenants set forth in Section 6.5 and Sections 5.1 (m), (n) or (o), the party discovering such breach shall give prompt written notice thereof to the Agent and the Purchasers. As of the second Accounting Date following its discovery or receipt of notice of such breach (or, at the Servicer's election, the first Accounting Date so following), the Servicer shall, unless it shall have cured such breach in all material respects, purchase from the Purchasers their interests in any Receivable materially and adversely affected by such breach and, on the related Settlement Date, the Servicer shall pay the Administrative Purchase Payment. It is understood and agreed that the obligation of the Servicer to purchase any Receivable with respect to which such a breach has occurred and is continuing shall, if such obligation is fulfilled, constitute the sole remedy against the Servicer for such breach available to any Person.

(c)   Servicing Procedures. The Servicer shall not change or amend its customary servicing procedures in any manner that would reasonably be expected to materially and adversely affect the collectibility of the Receivables generally.

Section 5.3   Covenant of the Agent. Until this Agreement has terminated, the Agent shall maintain the Schedule of Receivables at its office set forth on the signature page hereof for inspection during normal business hours by interested parties.

Section 5.4   Replacement of Financial Institutions.   In the event that the Discount Rate applicable to any portion of the Purchaser Interest is calculated using the Base Rate as a result of clause (a) of the definition of "Discount Rate," the Agent, Seller and Servicer will cooperate to have such Financial Institution replaced with a Financial Institution that would be able to fund using the LIBO Rate.

ARTICLE VI
ADMINISTRATION AND COLLECTION

Section 6.1   General Duties of the Servicer. The Servicer is hereby appointed and authorized by the Agent and the Purchasers to act as agent for the Agent and the Purchasers and in such capacity shall manage, service, administer and make collections on the Receivables with reasonable care using that degree of skill and attention that the Servicer exercises with respect to comparable medium and heavy duty truck, bus and trailer receivables that it services for itself or others. The Servicer hereby accepts such appointment and authorization and agrees to perform the duties of Servicer with respect to the Receivables set forth herein. The Servicer's duties shall include collection and posting of all payments, responding to inquiries of Obligors on the Receivables, investigating delinquencies, sending payment coupons to Obligors, reporting tax information to Obligors, policing the collateral, accounting for collections and furnishing monthly and annual statements to the Purchasers with respect to distributions, generating federal income tax information and performing the other duties specified herein. Subject to the provisions of Section 6.2, the Servicer shall follow its customary standards, policies and procedures and shall have full power and authority, acting alone, to do any and all things in connection with such managing, servicing, administration and collection that it may deem necessary or desirable.

Without limiting the generality of the foregoing, the Servicer is hereby authorized and empowered by the Agent and the Purchasers, pursuant to this Section 6.1, to execute and deliver, on behalf of the Agent and the Purchasers, any and all instruments of satisfaction or cancellation, or of partial or full release or discharge, and all other comparable instruments, with respect to the Receivables and the Financed Vehicles. The Servicer is hereby authorized to commence in the name of the Agent and the Purchasers or, to the extent necessary, in its own name, a legal proceeding to enforce a Liquidating Receivable as contemplated by Section 6.3, to enforce all obligations of NFC and Seller in its capacity as the Seller or otherwise, under each of the Sale Agreement and this Agreement or to commence or participate in a legal proceeding (including a bankruptcy proceeding) relating to or involving a Receivable or a Liquidating Receivable. If the Servicer commences or participates in such a legal proceeding in its own name, the Agent and the Purchasers shall thereupon be deemed to have automatically assigned such Receivable to the Servicer for purposes of commencing or participating in any such proceeding as a party or claimant. The Servicer is hereby authorized and empowered by the Agent and the Purchasers to execute and deliver in the Servicer's name any notices, demands, claims, complaints, responses, affidavits or other documents or instruments in connection with any such proceeding. The Agent and each Purchaser, upon the written request of the Servicer, shall furnish the Servicer with any powers of attorney and other documents and take any other steps which the Servicer may deem necessary or appropriate to enable the Servicer to carry out its servicing and administrative duties under this Agreement and the Purchase Agreement. Except to the extent required by the preceding two sentences, the authority and rights granted to the Servicer in this Section 6.1 shall be nonexclusive and shall not be construed to be in derogation of the retention by the Agent or the Purchasers of equivalent authority and rights.

Section 6.2 Collection of Receivables Payments. The Servicer shall make reasonable efforts to collect all payments called for under the terms and provisions of the Receivables as and when the same shall become due, and shall follow such collection practices, policies and procedures as it follows with respect to comparable medium and heavy duty truck, bus and trailer receivables that it services for itself or others. Except as provided in Section 5.1(o), the Servicer is hereby authorized to grant extensions, rebates or adjustments on a Receivable without the prior consent of the Agent or the Purchasers and to rewrite, in its ordinary course of business, a Receivable with respect to any remaining Financed Vehicle or Vehicles to reflect the Full Prepayment of the portion of such Receivable relating to one or more of the Financed Vehicles securing such Receivable without the prior consent of the Agent or the Purchasers. The Servicer is authorized in its discretion to waive any prepayment charge, late payment charge or any other fees that may be collected in the ordinary course of servicing the Receivables.

Section 6.3 Realization Upon Liquidating Receivables. The Servicer shall use reasonable efforts, consistent with its customary servicing procedures, to repossess or otherwise comparably convert the ownership of each Financed Vehicle that it has reasonably determined should be repossessed or otherwise converted following a default under the Receivable secured by each such Financed Vehicle. The Servicer is authorized to follow such practices, policies and procedures as it shall deem necessary or advisable and as shall be customary and usual in its servicing of medium and heavy duty truck, bus and trailer receivables that it services for itself or others, which practices, policies and procedures may include reasonable efforts to realize upon or obtain benefits of any lease assignments, proceeds from any Dealer Liability, proceeds from any International Purchase Obligations, proceeds from any Insurance Policies and proceeds from any Guaranties, in each case with respect to the Receivables, selling the related Financed Vehicle or Financed Vehicles at public or private sale or sales and other actions by the Servicer in order to realize upon such a Receivable. The foregoing is subject to the provision that, in any case in which the Financed Vehicle shall have suffered damage, the Servicer shall not be required to expend funds in connection with any repair or towards the repossession of such Financed Vehicle unless it shall determine in its discretion that such repair and/or repossession is reasonably likely to increase the proceeds of liquidation of the related Receivable by an amount greater than the amount of such expenses. The Servicer shall be entitled to receive Liquidation Expenses from Collections with respect to each Liquidating Receivable at such time as the Receivable becomes a Liquidating Receivable in accordance with Section 2.1(b). Following the occurrence and continuation of a Servicer Default, the Agent may, but shall have no obligation to take any action or commence any proceeding to realize upon any Liquidating Receivable, any such action or commencement of proceeding to be at the sole expense of the Servicer. At such time as the Servicer or the Seller, as the case may be, has any obligation to pursue the collection of Receivables and the Agent or a Purchaser possesses any documents necessary therefor, the Agent or such Purchaser, as the case may be, agrees to furnish such documents to the Servicer or the Seller, as the case may be, to the extent and for the period necessary for the Servicer or the Seller, as the case may be, to comply with its obligations hereunder.

Section 6.4   Maintenance of Insurance Policies.   The Servicer shall, in accordance with its customary servicing procedures, require that each Obligor shall have obtained physical damage insurance covering each Financed Vehicle as of the execution of the related Receivable, unless the Servicer has in accordance with its customary servicing procedures permitted an Obligor to self-insure the Financed Vehicle or Financed Vehicles securing such Receivable. The Servicer shall, in accordance with its customary servicing procedures, monitor such physical damage insurance with respect to each Financed Vehicle that secures each Receivable.

Section 6.5   Maintenance of Security Interests in Vehicles.   The Servicer shall, in accordance with its customary servicing procedures and at its own expense, take such steps as are necessary to maintain perfection of the first priority security interest created by each Receivable in the related Financed Vehicle or Financed Vehicles.   The Purchasers hereby authorize the Servicer to re-perfect such security interest as necessary because of the relocation of a Financed Vehicle or for any other reason.

Section 6.6   Total and Supplemental Servicing Fees; Payment of Certain Expenses by Servicer. The Servicer is entitled to receive the Total Servicing Fee and Supplemental Servicing Fees out of Collections as provided herein. Subject to any limitation on the Servicer's liability hereunder, the Servicer shall be required to pay all expenses incurred by it in connection with its activities under this Agreement (including fees and disbursements of the Purchaser, the Financial Institution, the Agent, and any independent accountants, taxes imposed on the Servicer, expenses incurred in connection with distributions and reports to the Agent and the Purchasers and all other fees and expenses not expressly stated under this Agreement to be for the account of the Purchasers, but excluding federal, state and local income and franchise taxes, if any, of any Purchaser). The Servicer will not have any obligation to deposit Supplemental Servicing Fees in the Collection Account. To the extent that any such amount shall be held in the Collection Account, such amount may be withdrawn therefrom by the Servicer.

Section 6.7   Monthly Advances. Subject to the following sentence, as of each Settlement Date, if the payments during the related Monthly Period by or on behalf of the Obligor on a Receivable (other than an Administrative Receivable, a Warranty Receivable or a Liquidating Receivable) after application under Section 2.1 shall be less than the Scheduled Payment, whether as a result of any extension granted to the Obligor or otherwise, then the Servicer shall, subject to the following sentence, advance any such shortfall (such amount, a "Monthly Advance"). The Servicer shall be obligated to make a Monthly Advance in respect of a Receivable only to the extent that the Servicer, in its sole discretion, shall determine that such advance shall be recoverable (in accordance with the two immediately following sentences) from subsequent Collections or recoveries on such Receivable. Subject to <u>Section 2.1</u>, the Servicer shall be reimbursed for Outstanding Monthly Advances with respect to a Receivable from the following sources with respect to such Receivable, in each case as set forth in this Agreement: (i) subsequent payments by or on behalf of the Obligor, (ii) collections of Liquidation Proceeds, (iii) the Administrative Purchase Payment and (iv) the Warranty Payment. At such time as the Servicer shall determine that any Outstanding Monthly Advances with respect to any Receivable shall not be recoverable from payments with respect to such Receivable, the Servicer shall be reimbursed from any collections made on other Receivables.

Section 6.8   <u>Additional Deposits</u>. The Servicer shall deposit in the Collection Account the aggregate Monthly Advances pursuant to this <u>Section 6.7</u>. The Servicer and the Warranty Purchaser shall deposit in the Collection Account the aggregate Administrative Purchase Payments and Warranty Payments with respect to Administrative Receivables and Warranty Receivables, respectively. All such deposits with respect to a Monthly Period shall be made in immediately available funds on the day before the Settlement Date related to such Monthly Period.

Section 6.9   <u>Annual Statement as to Compliance</u>. The Servicer shall deliver to the Agent on or before February 1 of each year, beginning February 1, 2005, an officer's certificate signed by the President or any Vice President of the Servicer, dated as of the immediately preceding October 31, stating that (i) a review of the activities of the Servicer during the preceding 12-month period (or, with respect to the first such certificate, such period as shall have elapsed from the date of this Agreement to the date of such certificate) and of its performance under this Agreement has been made under such officer's supervision and (ii) to such officer's knowledge, based on such review, the Servicer has fulfilled its obligations under this Agreement in all material respects throughout such period, or, if there has been a default in the fulfillment of any such obligation, specifying each such default known to such officer and the nature and status thereof.

Section 6.10   <u>Annual Independent Accountants' Report</u>.

(a)   The Servicer shall cause a firm of independent accountants, who may also render other services to the Servicer or the Seller, to deliver to the Agent, on or before February 1 of each year, beginning February 1, 2005 with respect to the twelve months ended on the immediately preceding October 31 (or, with respect to the first such report, such period as shall have elapsed from the date of this Agreement to the date of such certificate), a report (the "<u>Accountants' Report</u>") addressed to the board of directors of the Servicer and to the Agent, to the effect that such firm has audited the financial statements of the Servicer and issued its report thereon and that such audit (i) was made in accordance with generally accepted auditing standards, (ii) included tests relating to retail notes serviced for others in accordance with the requirements of the Uniform Single Audit Program for Mortgage Bankers (the "<u>Program</u>,") to the extent the procedures in the Program are applicable to the servicing obligations set forth in this Agreement and (iii) except as described in the report, disclosed no exceptions or errors in the records relating to retail notes serviced for others that, in the firm's opinion, paragraph four of the Program requires such firm to report.

(b)   The Accountants' Report shall also indicate that the firm is independent of the Seller and the Servicer within the meaning of the Code of Professional Ethics of the American Institute of Certified Public Accountants.

Section 6.11 Assignment of Administrative Receivables and Warranty Receivables. Upon receipt of the Administrative Purchase Payment or the Warranty Payment with respect to an Administrative Receivable or a Warranty Receivable, respectively, the Agent, on behalf of the Purchasers, shall assign, without recourse, representation or warranty, to the Servicer or the Warranty Purchaser, as applicable, all of such Person's right, title and interest in, to and under (a) such Administrative Receivable or Warranty Receivable and all monies due thereon, (b) the security interests in the related Financed Vehicle and, to the extent permitted by law, any accessions thereto which are financed by NFC, (c) benefits of any lease assignments with respect to the Financed Vehicles, (d) proceeds from any Insurance Policies with respect to such Receivable, (e) proceeds from Dealer Liability with respect to such Receivable, proceeds from any International Purchase Obligations with respect to such Receivable and proceeds from any Guaranties of such Receivable, (f) the interests of such Person in certain rebates of premiums and other amounts relating to the Insurance Policies and any document relating thereto and (g) the rights of such Person under the Purchase Agreement and the Custodian Agreement with respect to such Receivable, such assignment being an assignment outright and not for security. Upon the assignment of such Receivable described in the preceding sentence, the Servicer or the Warranty Purchaser, as applicable, shall own such Receivable, and all such security and documents, free of any further obligations to the Agent or any Purchaser with respect thereto. If in any Proceeding it is held that the Servicer may not enforce a Receivable on the grounds that it is not a real party in interest or a holder entitled to enforce the Receivable, the Agent shall, at the Servicer's expense, take such steps as the Servicer deems necessary to enforce the Receivable, including bringing suit in the name of such Person or the names of the Purchasers.

Section 6.12 Collection Account. The Servicer shall maintain, for the benefit of the Agent and the Purchasers, the Collection Account for the purpose of receiving and disbursing all Collections, and all other payments to be made into the Collection Account. The Collection Account will be an Eligible Account maintained in the name of the Agent, for the benefit of the Agent and the Purchasers, and shall be used only for the collection of the amounts and for application of such amounts as described in Section 1.4(c) of this Agreement. In the event there shall have been deposited in the Collection Account any amount not required to be deposited therein and so identified to the Agent, such amount shall be withdrawn from the Collection Account by the Securities Intermediary after notice thereof by the Servicer to the Securities Intermediary (with a copy to the Agent) and the Securities Intermediary shall pay such amount to or in accordance with the instructions of the Servicer, and any such amounts shall not be deemed to be a part of the Collection Account. If the Collection Account ceases to be an Eligible Account, the Agent shall, within ten days of receipt of notice of such change in eligibility, transfer the Collection Account to an account meeting the requirements of an Eligible Account.

The Servicer and the Seller agree to take all actions reasonably necessary, including the filing of appropriate financing statements and the giving of proper registration instructions relating to any investments, to protect the Agent's and the Purchasers' interest in the Collection Account and any Eligible Investments acquired with moneys therein.

Section 6.13 <u>Delegation of Duties</u>. So long as NFC acts as Servicer, the Servicer may, at any time without notice or consent, delegate any duties under this Agreement to any corporation more than 50% of the voting stock of which is owned, directly or indirectly, by NFC. The Servicer may at any time perform specific duties as Servicer through sub-contractors who are in the business of servicing medium and heavy duty truck, bus and trailer receivables; <u>provided,</u> <u>however</u>, that no such delegation shall relieve the Servicer of its responsibility with respect to such duties.

Section 6.14 <u>Servicer Not to Resign</u>. Subject to the provisions of <u>Section 7.2</u>, the Servicer shall not resign from the obligations and duties imposed on it by this Agreement as Servicer except upon determination that the performance of its duties under this Agreement is no longer permissible under applicable law. Any such determination permitting the resignation of the Servicer shall be evidenced by an opinion of counsel to such effect delivered to the Agent. No such resignation shall become effective until the Agent, its designee or a successor Servicer shall have assumed the responsibilities and obligations of the Servicer in accordance with <u>Section 6.15</u>.

Section 6.15 <u>Appointment of Successor</u>. On and after the time the Servicer receives a notice of termination and the appointment of a successor Servicer pursuant to <u>Section 7.2</u>, such successor Servicer shall be the successor in all respects to the Servicer in its capacity as servicer under this Agreement and the transactions set forth or provided for in this Agreement; <u>provided</u> <u>however</u>, that the predecessor Servicer shall remain liable for, and the successor Servicer shall have no liability for, any indemnification obligations of the Servicer arising as a result of acts, omissions or occurrences during the period in which the predecessor Servicer was the Servicer; and <u>provided</u> <u>further,</u> that NFC shall remain liable for all such indemnification obligations of the Servicer without regard to whether it is still Servicer hereunder. As compensation therefor, the successor Servicer shall be entitled to such compensation (whether payable out of the Collection Account or otherwise) as the predecessor Servicer would have been entitled to under this Agreement if no such notice of termination had been given including, but not limited to, the Total Servicing Fee and Supplemental Servicing Fees; provided, however, in the event the Agent shall be unable to appoint a successor Servicer reasonably acceptable to the Agent for the compensation specified herein, the Agent may make such arrangements for compensation of such successor Servicer out of payments on the Receivables as it and such successor Servicer shall agree provided that such compensation shall not exceed 110% of such successor Servicer's reasonable costs and expenses in performing its obligations hereunder as successor Servicer.

Section 6.16 <u>Merger or Consolidation of or Assumption of the Obligations of, the Servicer</u>. Any corporation (a) into which the Servicer may be merged or consolidated, (b) resulting from any merger, conversion or consolidation to which the Servicer shall be a party, (c) succeeding to the business of the Servicer, or (d) more than 50% of the voting stock of which is owned directly or indirectly by NIC and which is otherwise servicing the Seller's receivables, which corporation in the foregoing cases (c) or (d) executes an agreement of assumption to perform every obligation of the Servicer under this Agreement shall be the successor to the Servicer under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties to this Agreement, notwithstanding anything in this Agreement to the contrary. The Servicer shall provide notice of any merger, consolidation or succession pursuant to this Section 6.16 to the Agent.

ARTICLE VII
SERVICER DEFAULTS

Section 7.1 Servicer Defaults. The occurrence of any one or more of the following events shall constitute a Servicer Default:

(a) the Servicer shall fail to instruct the Securities Intermediary to remit to the Agent on any day any amount required to be remitted to the Agent on such day in respect of Yield, Net Swap Amounts, Facility Fees or Capital and such failure shall continue for three (3) Business Days after the date when such amounts became due;

(b) the Servicer shall fail to deposit, or fail to pay, or fail to cause to be deposited or paid when due any other amount due hereunder, and any such failure shall continue for five (5) Business Days after the earlier of the date on which it has actual knowledge thereof or the date on which it has received written notice thereof by the Agent to the Servicer;

(c) failure on the part of the Seller or the Servicer to duly observe or perform any other covenants or agreements of the Seller or the Servicer set forth in the Sale Agreement, this Agreement, or any of the other Transaction Documents, which failure continues unremedied for a period of thirty (30) days after the earlier of knowledge thereof or the date on which written notice of such failure, requiring the same to be remedied, shall have been given to the Seller or the Servicer, as applicable, by the Agent;

(d) any representation, warranty, certification or statement made by the Servicer under this Agreement or in any agreement, certificate, report, appendix, schedule or document furnished by the Seller or Servicer to the Agent pursuant to or in connection with this Agreement shall prove to have been false or misleading in any material respect as of the time made or deemed made (including by omission of material information necessary to make such representation, warranty, certification or statement not misleading);

(e) the entry of a decree or order by a court or agency or supervisory authority having jurisdiction in the premises for the appointment of a conservator, receiver or liquidator for the Seller or the Servicer, in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings, or for the winding up or liquidation of their respective affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days;

(f) the consent by the Seller or the Servicer to the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities, or similar proceedings of or relating to the Seller or the Servicer or of or relating to substantially all of their respective property; or the Seller or the Servicer shall admit in writing its inability to pay its debts generally as they become due, file a petition to take advantage of any applicable insolvency or reorganization statute, make an assignment for the benefit of its creditors or voluntarily suspend payment of its obligations; or

(g)   a default by the Servicer in the performance of any term, provision or condition contained in any agreement under which any indebtedness of the Servicer in excess of $10 million was created or is governed, the effect of which is to cause any such indebtedness to become due prior to its stated maturity; or any such indebtedness shall be declared to be due and payable or required to be prepaid (other than by a regularly scheduled payment or as a result of the voluntary sale or transfer of the property or assets) prior to the stated maturity date thereof.

Section 7.2   Remedies.

(a)   If a Servicer Default shall occur and be continuing, the Agent by notice then given in writing to the Servicer may, in addition to other rights and remedies available in a court of law or equity to damages, injunctive relief and specific performance, terminate all of the rights and obligations of the Servicer under this Agreement ("Servicing Transfer"). On or after the receipt by the Servicer of such written notice, all authority and power of the Servicer under this Agreement, whether with respect to the Receivables or otherwise, shall pass to and be vested in a successor Servicer appointed by the Agent pursuant to and under this Section 7.2. The successor Servicer is hereby authorized and empowered to execute and deliver, on behalf of the predecessor Servicer, as attorney-in-fact or otherwise, any and all documents and other instruments, and to do or accomplish all other acts or things necessary or appropriate to effect the purposes of such notice of termination, whether to complete the transfer and endorsement of the Receivables and related documents, or otherwise. The predecessor Servicer agrees to cooperate with the successor Servicer and the Agent in effecting the termination of the responsibilities and rights of the predecessor Servicer under this Agreement, including the transfer to the successor Servicer for administration by it of all cash amounts that shall at the time be held by the predecessor Servicer for deposit, or that shall have been deposited by the predecessor Servicer in the Collection Account or the Reserve Account or thereafter received with respect to the Receivables that shall at that time be held by the predecessor Servicer. In addition to any other amounts that are then payable to the predecessor Servicer under this Agreement, the predecessor Servicer shall be entitled to receive from the successor Servicer reimbursements for any Outstanding Monthly Advances made during the period prior to the termination of the predecessor Servicer as Servicer pursuant to this Section 7.2.

(b)   The predecessor Servicer shall, within two (2) Business Days after receiving a notice pursuant to Section 7.2(a) hereof, at the Servicer's sole expense, permit the successor Servicer and the Agent access to NFC's files and other records in order to effect an orderly transfer of servicing.

(c)   If at any time there shall be a Servicing Transfer, NFC will cause to be transmitted and delivered directly to the successor Servicer, forthwith upon receipt and in the exact form received, all Collections (properly endorsed, where required, so that such items may be collected by the successor Servicer) on account of the Purchaser Interest. All such Collections consisting of cash shall not be commingled with other items or monies of NFC for a period longer than two Business Days. If the Agent or successor Servicer receives items or monies that are not payments on account of the Purchasers' interest in any Receivables, such items or monies shall be held in trust by the Agent or successor Servicer, as applicable, for the Seller's benefit and delivered promptly to NFC after being so identified by the Agent or the successor Servicer.

(d) At any time, and from time to time following a Servicing Transfer, the successor Servicer shall be entitled to notify the Obligors to make payments directly to the successor Servicer of amounts due under the Receivables at any time and from time to time.

ARTICLE VIII
INDEMNIFICATION

Section 8.1   Indemnities by the Seller Parties. Without limiting any other rights that the Agent or any Purchaser may have hereunder or under applicable law, (A) the Seller hereby agrees to indemnify (and pay upon demand to) the Agent and each Purchaser and their respective assigns, officers, directors, agents and employees (each an "Indemnified Party") from and against any and all damages, losses, claims, taxes, liabilities, costs, expenses and for all other amounts payable, including reasonable attorneys' fees (which attorneys may be employees of the Agent or such Purchaser) and disbursements (all of the foregoing being collectively referred to as "Indemnified Amounts") awarded against or incurred by any of them arising out of or as a result of this Agreement or the acquisition, either directly or indirectly, by a Purchaser of an interest in the Receivables, and (B) the Servicer hereby agrees to indemnify (and pay upon demand to) each Indemnified Party for Indemnified Amounts awarded against or incurred by any of them arising out of the Servicer's activities as Servicer hereunder excluding, however, in all of the foregoing instances under the preceding clauses (A) and (B):

(i) Indemnified Amounts to the extent such Indemnified Amounts resulted from gross negligence or willful misconduct on the part of the Indemnified Party seeking indemnification;

(ii) Indemnified Amounts to the extent arising from the acts or omissions of a successor Servicer;

(iii) Indemnified Amounts to the extent the same includes losses in respect of Receivables that are uncollectible; or

(iv) taxes imposed by any jurisdiction in which such Indemnified Party is or would be subject to tax (unless such tax arises solely as a result of the transactions contemplated by this Agreement) on or measured by the overall net income of such Indemnified Party to the extent that the computation of such taxes is consistent with the characterization for income tax purposes of the acquisition by the Purchasers of interests in the Purchaser Interest as a loan or loans by the Purchasers to Seller secured by the Receivables, the Related Security, and the Designated Accounts;

provided, however, that nothing contained in this sentence shall limit the liability of any Seller Party or limit the recourse of the Purchasers to any Seller Party for amounts otherwise specifically provided to be paid by such Seller Party under the terms of this Agreement.

Without limiting the generality of the foregoing indemnification, Seller shall indemnify the Agent and the Purchasers for Indemnified Amounts (including, without limitation, losses in respect of uncollectible receivables, regardless of whether reimbursement therefor would constitute recourse to Seller or the Servicer) relating to or resulting from:

(a)   any representation or warranty made by any Seller Party or the Originator (or any officers of any such Person) under or in connection with this Agreement, any other Transaction Document or any other information or report delivered by any such Person pursuant hereto or thereto, which shall have been false or incorrect when made or deemed made;

(b)   the failure by Seller, the Servicer or the Originator to comply with any applicable law, rule or regulation with respect to any Receivable or Contract related thereto, or the nonconformity of any Receivable or Contract included therein with any such applicable law, rule or regulation or any failure of the Originator to keep or perform any of its obligations, express or implied, with respect to any Contract;

(c)   any failure of Seller, the Servicer or the Originator to perform its duties, covenants or other obligations in accordance with the provisions of this Agreement or any other Transaction Document;

(d)   any products liability, personal injury or damage suit, or other similar claim arising out of or in connection with merchandise, insurance or services that are the subject of any Contract or any Receivable;

(e)   any dispute, claim, counterclaim, offset or defense (other than discharge in bankruptcy of the Obligor) of the Obligor to the payment of any Receivable (including, without limitation, a defense based on such Receivable or the related Contract not being a legal, valid and binding obligation of such Obligor enforceable against it in accordance with its terms), or any other claim resulting from the sale of the merchandise or service related to such Receivable or the furnishing or failure to furnish such merchandise or services;

(f)   the commingling of Collections of Receivables at any time with other funds;

(g)   any investigation, litigation or proceeding related to or arising from this Agreement or any other Transaction Document, the transactions contemplated hereby, the use of the proceeds of a purchase, the ownership of the Purchaser Interest or any other investigation, litigation or proceeding relating to Seller, the Servicer or the Originator in which any Indemnified Party becomes involved as a result of any of the transactions contemplated hereby;

(h)   any inability to litigate any claim against any Obligor in respect of any Receivable as a result of such Obligor being immune from civil and commercial law and suit on the grounds of sovereignty or otherwise from any legal action, suit or proceeding;

(i)   any failure of Seller to acquire and maintain legal and equitable title to, and ownership of any Receivable and the Related Security and Collections with respect thereto from the Originator, free and clear of any Adverse Claim (other than as created hereunder); or any failure of Seller to give reasonably equivalent value to the Originator under the Receivables Sale Agreement in consideration of the transfer by the Originator of any Receivable, or any attempt by any Person to void such transfer under statutory provisions or common law or equitable action;

(j)   any failure to vest and maintain vested in the Agent for the benefit of the Purchasers, or to transfer to the Agent for the benefit of the Purchasers, legal and equitable title to, and ownership of, a first priority perfected undivided ownership interest (to the extent of the Purchaser Interest contemplated hereunder) or security interest in the Receivables and the Related Security free and clear of any Adverse Claim (except as created by the Transaction Documents);

(k)   the failure to have filed, or any delay in filing, financing statements or other similar instruments or documents under the UCC of any applicable jurisdiction or other applicable laws with respect to any Receivable and the Related Security;

(l)   any action or omission by any Seller Party which reduces or impairs the rights of the Agent or the Purchasers with respect to any Receivable or the value of any such Receivable;

(m)   any attempt by any Person to void the purchase of the Purchaser Interest hereunder under statutory provisions or common law or equitable action; and

(n)   any claim by any party arising from the activities of the Seller or Servicer in administering, servicing or collecting any Receivable.

Section 8.2   Increased Cost and Reduced Return. If after the date hereof, any Financial Institution shall be charged any fee, expense or increased cost on account of the adoption of any applicable law, rule or regulation (including any applicable law, rule or regulation regarding capital adequacy) or any change therein, or any change in the interpretation or administration thereof by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof or any accounting board or authority (whether or not part of government) which is responsible for the establishment or interpretation of national or international accounting principles, or compliance with any request or directive (whether or not having the force of law) of any such authority, central bank or comparable agency or accounting board or authority (a "Regulatory Change"): (i) that subjects any Financial

Institution to any charge or withholding on or with respect to any Funding Agreement or a Financial Institution's obligations under a Funding Agreement, or on or with respect to the Receivables, or changes the basis of taxation of payments to any Financial Institution of any amounts payable under any Funding Agreement (except for changes in the rate of tax on the overall net income of a Financial Institution) or taxes excluded by Section 8.1 or (ii) that imposes, modifies or deems applicable any reserve, assessment, insurance charge, special deposit or similar requirement against assets of, deposits with or for the account of a Financial Institution, or credit extended by a Financial Institution pursuant to a Funding Agreement or (iii) that imposes any other condition the result of which is to increase the cost to a Financial Institution of performing its obligations under a Funding Agreement, or to reduce the rate of return on a Financial Institution's capital as a consequence of its obligations under a Funding Agreement, or to reduce the amount of any sum received or receivable by a Financial Institution under a Funding Agreement or to require any payment calculated by reference to the amount of interests or loans held or interest received by it, then, upon demand by the Agent, Seller shall pay to the Agent, for the benefit of the relevant Financial Institution, such amounts charged to such Financial Institution or such amounts to otherwise compensate such Financial Institution for such increased cost or such reduction.

Section 8.3 Other Costs and Expenses. Seller shall pay to the Agent on demand any and all costs and expenses of the Agent and the Purchasers, if any, including reasonable counsel fees and expenses in connection with the enforcement of this Agreement and the other documents delivered hereunder and in connection with any restructuring or workout of this Agreement or such documents, or the administration of this Agreement following an Servicer Default.

ARTICLE IX
MISCELLANEOUS

Section 9.1 Waivers and Amendments.

(a) No failure or delay on the part of the Agent or any Purchaser in exercising any power, right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or remedy preclude any other further exercise thereof or the exercise of any other power, right or remedy. The rights and remedies herein provided shall be cumulative and nonexclusive of any rights or remedies provided by law. Any waiver of this Agreement shall be effective only in the specific instance and for the specific purpose for which given.

(b) No provision of this Agreement may be amended, supplemented or modified except in writing executed by the Seller, the Servicer and the Agent (on its own behalf and on behalf of the Purchasers).

Section 9.2 Notices. Except as provided in this Section 9.2, all communications and notices provided for hereunder shall be in writing (including bank wire, telecopy or electronic facsimile transmission, or similar writing) and shall be given to the other parties hereto at their respective addresses and telecopy numbers set forth on the signature pages hereof or at such other address or telecopy number as such Person may hereafter specify for the purpose of notice to each of the other parties hereto. Each such notice or other communication shall be effective (i) if given by telecopy upon the receipt thereof, (ii) if given by mail, three (3) Business Days after the time such communication is deposited in the mail with first class postage prepaid or (iii) if given by any other means, when received at the address specified in this Section 9.2. Seller hereby authorizes the Agent to effect purchases and Discount Rate selections based on telephonic notices made by any Person whom the Agent in good faith believes to be acting on behalf of Seller. Seller agrees to deliver promptly to the Agent a written confirmation of each telephonic notice signed by an authorized officer of Seller; provided, however, the absence of such confirmation shall not affect the validity of such notice. If the written confirmation differs from the action taken by the Agent, the records of the Agent shall govern absent manifest error.

Section 9.3   Ratable Payments.   If any Purchaser, whether by setoff or otherwise, has payment made to it with respect to any portion of the Aggregate Unpaids owing to such Purchaser in a greater proportion than that received by any other Purchaser entitled to receive a ratable share of such Aggregate Unpaids, such Purchaser agrees, promptly upon demand, to purchase for cash without recourse or warranty a portion of such Aggregate Unpaids held by the other Purchasers so that after such purchase each Purchaser will hold its ratable proportion of such Aggregate Unpaids; provided that if all or any portion of such excess amount is thereafter recovered from such Purchaser, such purchase shall be rescinded and the purchase price restored to the extent of such recovery, but without interest.

Section 9.4   Protection of Ownership Interests of the Purchasers.

(a)   Seller agrees that from time to time, at its expense, it will promptly execute and deliver all instruments and documents, and take all actions, that may be necessary or desirable, or that the Agent may request, to perfect, protect or more fully evidence the Purchaser Interest, or to enable the Agent or the Purchasers to exercise and enforce their rights and remedies hereunder. At any time, after the occurrence of an Servicer Default the Agent may, or the Agent may direct Seller or the Servicer to, notify the Obligors of Receivables, at Seller's expense, of the ownership or security interests of the Purchasers under this Agreement and may also direct that payments of all amounts due or that become due under any or all Receivables be made directly to the Agent or its designee. Seller or the Servicer (as applicable) shall, at any Purchaser's request, withhold the identity of such Purchaser in any such notification.

(b)   If any Seller Party fails to perform any of its obligations hereunder, the Agent or any Purchaser may (but shall not be required to) perform, or cause performance of, such obligations, and the Agent's or such Purchaser's costs and expenses incurred in connection therewith shall be payable by Seller as provided in Section 8.3. Each Seller Party irrevocably authorizes the Agent at any time and from time to time in the sole discretion of the Agent, and appoints the Agent as its attorney-in-fact, to act on behalf of such Seller Party (i) to execute on behalf of Seller as debtor and to file financing statements necessary or desirable in the Agent's sole discretion to perfect and to maintain the perfection and priority of the interest of the

Purchasers in the Receivables and (ii) to file a carbon, photographic or other reproduction of this Agreement or any financing statement with respect to the Receivables as a financing statement in such offices as the Agent in its sole discretion deems necessary or desirable to perfect and to maintain the perfection and priority of the interests of the Purchasers in the Receivables. This appointment is coupled with an interest and is irrevocable.

Section 9.5   Confidentiality.

(a)   Each Seller Party and each Purchaser shall maintain and shall cause each of its employees and officers to maintain the confidentiality of this Agreement and the other confidential or proprietary information with respect to the Agent and any Company and their respective businesses obtained by it or them in connection with the structuring, negotiating and execution of the transactions contemplated herein, except that such Seller Party and such Purchaser and its officers and employees may disclose such information to such Seller Party's and such Purchaser's external accountants and attorneys and as required by any applicable law or order of any judicial or administrative proceeding.

(b)   Anything herein to the contrary notwithstanding, each Seller Party hereby consents to the disclosure of any nonpublic information with respect to it (i) to the Agent, the Financial Institutions or any Company by each other, (ii) by the Agent or the Purchasers to any prospective or actual assignee or participant of any of them and (iii) by the Agent to any rating agency, holder of any membership interest in the Company, Commercial Paper dealer or provider of a surety, guaranty or credit or liquidity enhancement to the Company or any entity organized for the purpose of purchasing, or making loans secured by, financial assets for which Royal Bank of Canada acts as the administrative agent and to any officers, directors, employees, outside accountants and attorneys of any of the foregoing. In addition, the Purchasers and the Agent may disclose any such nonpublic information pursuant to any law, rule, regulation, direction, request or order of any judicial, administrative or regulatory authority or proceedings (whether or not having the force or effect of law).

Section 9.6   Bankruptcy Petition. Seller, the Servicer, the Agent, the Company and each Financial Institution hereby covenants and agrees that, prior to the date that is one year and one day after the payment in full of all outstanding senior indebtedness of the Seller or the Company, it will not institute against, or join any other Person in instituting against the Seller or the Company, respectively, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings or other similar proceeding under the laws of the United States or any state of the United States.

Section 9.7   Limitation of Liability. Except with respect to any claim arising out of the willful misconduct or gross negligence of the Company or the Agent, no claim may be made by any Seller Party or any other Person against the Company or the Agent or their respective Affiliates, directors, officers, employees, attorneys or agents for any special, indirect, consequential or punitive damages in respect of any claim for breach of contract or any other theory of liability arising out of or related to the transactions contemplated by this Agreement, or any act, omission or event occurring in connection therewith; and each Seller Party hereby waives, releases, and agrees not to sue upon any claim for any such damages, whether or not accrued and whether or not known or suspected to exist in its favor.

Section 9.8   CHOICE OF LAW.   THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS (AND NOT THE LAW OF CONFLICTS) OF THE STATE OF NEW YORK.

Section 9.9   CONSENT TO JURISDICTION.   EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE NONEXCLUSIVE JURISDICTION OF ANY UNITED STATES FEDERAL OR NEW YORK STATE COURT SITTING IN NEW YORK, NEW YORK, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY DOCUMENT EXECUTED BY SUCH PERSON PURSUANT TO THIS AGREEMENT AND EACH PARTY HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT AND IRREVOCABLY WAIVES ANY OBJECTION IT MAY NOW OR HEREAFTER HAVE AS TO THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN SUCH A COURT OR THAT SUCH COURT IS AN INCONVENIENT FORUM.

Section 9.10   WAIVER OF JURY TRIAL.   EACH PARTY HERETO HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT, ANY DOCUMENT EXECUTED BY THE SELLER PURSUANT TO THIS AGREEMENT OR THE RELATIONSHIP ESTABLISHED HEREUNDER OR THEREUNDER.

Section 9.11   Integration; Binding Effect; Survival of Terms.

(a)   This Agreement and each other Transaction Document contain the final and complete integration of all prior expressions by the parties hereto with respect to the subject matter hereof and shall constitute the entire agreement among the parties hereto with respect to the subject matter hereof superseding all prior oral or written understandings.

(b)   This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns (including any trustee in bankruptcy). This Agreement shall create and constitute the continuing obligations of the parties hereto in accordance with its terms and shall remain in full force and effect until terminated in accordance with its terms; provided, however, that the rights and remedies with respect to (i) any breach of any representation and warranty made by any Seller Party pursuant to Article III, (ii) the indemnification and payment provisions of Article VIII shall be continuing and shall survive any termination of this Agreement.

Section 9.12   Counterparts; Severability; Section References.   This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same Agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement. Any provisions of this Agreement which are prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Unless otherwise expressly indicated, all references herein to "Article," "Section," "Schedule" or "Exhibit" shall mean articles and sections of, and schedules and exhibits to, this Agreement.

Section 9.13   Assignments.   The Seller and each Financial Institution hereby agree and consent to the complete or partial assignment by the Company of all or any portion of its rights under, interest in, title to the Purchaser Interest to the Financial Institutions. Further, the Seller and each Financial Institution hereby agree that any assignee of the Company of all or any portion of its rights under, interest in or title to the Purchaser Interest of the Company shall have all of the rights and benefits under this Agreement as if the term "the Company" explicitly referred to such party, and no such assignment shall in any way impair the rights and benefits of the Company hereunder. Neither the Seller nor the Servicer shall have the right to assign its rights or obligations under this Agreement.

Section 9.14   Characterization.

(a)   It is the intention of the parties hereto that each purchase hereunder shall constitute and be treated as an absolute and irrevocable sale, which purchase shall provide the Agent for the benefit of the Purchasers with the full benefits of ownership of the applicable Purchaser Interest. Except as specifically provided in this Agreement, each sale of a Purchaser Interest hereunder is made without recourse to Seller; provided, however, that (i) Seller shall be liable to each Purchaser and the Agent for all representations, warranties, covenants and indemnities made by Seller pursuant to the terms of this Agreement, and (ii) such sale does not constitute and is not intended to result in an assumption by any Purchaser or the Agent or any assignee thereof of any obligation of Seller or the Originator or any other person arising in connection with the Receivables, the Related Security, or the related Contracts, or any other obligations of Seller or the Originator. However, notwithstanding the foregoing, the parties will treat the transactions under this Agreement as debt for tax purposes.

(b)   In addition to any ownership interest which the Agent for the benefit of the Purchasers may from time to time acquire pursuant hereto, the Seller hereby grants to the Agent for the ratable benefit of the Purchasers a valid and perfected security interest in all of the Seller's right, title and interest in, to and under all Receivables now existing or hereafter arising, the Collections, each Designated Account, all Designated Account Property, all other Related Security, all other rights and payments relating to such Receivables, and all proceeds of any thereof prior to all other liens on and security interests therein to secure the prompt and complete payment of the Aggregate Unpaids. After a Servicer Default, the Agent and the Purchasers shall have, in addition to the rights and remedies that they may have under this

Agreement, all other rights and remedies provided to a secured creditor after default under the UCC and other applicable law, which rights and remedies shall be cumulative.

Section 9.15 <u>Non-Recourse Obligations</u>.

(a) Notwithstanding anything to the contrary contained herein, the obligations of the Seller under the Transaction Documents are limited recourse obligations of the Seller and shall be payable only at such time as funds are available therefor thereunder from the Receivables, the Related Security, the Collections, the Designated Accounts and the other rights transferred to the Seller pursuant to the Sale Agreement or specified in this Agreement, and, to the extent funds are not so available to pay such obligations, the claims relating thereto shall not constitute a claim against the Seller but shall continue to accrue.

(b) The Seller shall be liable in accordance with this Agreement and the other Transaction Documents only to the extent of the obligations in this Agreement or any other Transaction Documents specifically undertaken by the Seller.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their duly authorized officers as of the date hereof.

NAVISTAR FINANCIAL RETAIL RECEIVABLES CORPORATION

By: _____
Name: _____
Title: _____
Address: c/o Navistar Financial Corporation
             2850 West Golf Road
             Rolling Meadows, IL 60008
             Fax: (847) 734-4090

NAVISTAR FINANCIAL CORPORATION

By: _____
Name: _____
Title: _____
Address: 2850 West Golf Road
             Rolling Meadows, IL 60008
             Fax: (847) 734-4090

THUNDER BAY FUNDING, LLC.
By: Royal Bank of Canada,
    as attorney-in-fact
By: _____
Name: _____
Title: _____
Address: c/o Royal Bank of Canada
             North American Securitization
             One Liberty Plaza
             New York, NY 10006-1404
             Fax: (212) 428-2304

ROYAL BANK OF CANADA
as Agent

By: _____
Name:_____
Title: _____
Address: Royal Bank of Canada
                North American Securitization
                One Liberty Plaza
                New York, NY 10006-1404
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EXHIBIT I

DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

"Accounting Date" shall mean, with respect to a Settlement Date, the last day of the related Monthly Period.

"Actual Payment"shall mean, with respect to a Settlement Date and to a Receivable, all payments received by the Servicer from or for the account of the Obligor during the related Monthly Period (and, in the case of the first Settlement Date, all payments received by the Servicer from or for the account of the Obligor on or after the Cutoff Date) except for any Overdue Payments or Supplemental Servicing Fees.

"Administrative Purchase Payment" shall mean, with respect to a Settlement Date and to an Administrative Receivable purchased as of the related Accounting Date, a release of all claims for reimbursement of Monthly Advances made on such Administrative Receivable plus a payment equal to the sum of (i) the sum of the Scheduled Payments on such Administrative Receivable due after the Accounting Date minus the Rebate, (ii) any reimbursement made pursuant to the last sentence of Section 6.7 of this Agreement with respect to such Receivable, and (iii) all past due Scheduled Payments with respect to which a Monthly Advance has not been made.

"Administrative Receivable" shall mean, a Receivable which the Servicer is required to purchase as of an Accounting Date pursuant to Section 5.2(b) of this Agreement or which the Servicer has elected to repurchase as of an Accounting Date pursuant to Section 2.4 of this Agreement.

"Adverse Claim" means a lien, security interest, charge or encumbrance, or other right or claim in, of or on any Person's assets or properties in favor of any other Person.

"Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person or any Subsidiary of such Person. A Person shall be deemed to control another Person if the controlling Person possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of the controlled Person, whether through ownership of stock, by contract or otherwise.

"Agent" has the meaning set forth in the preamble to this Agreement.

"Agreement" or "Purchase Agreement" means this Receivables Purchase Agreement, as it may be amended or modified and in effect from time to time.

"Aggregate Losses" means, with respect to a Monthly Period, the sum of (i) the aggregate of the Receivable Balances of all Receivables newly designated during such Monthly Period as Liquidating Receivables, plus (ii) the aggregate principal portion of Scheduled Payments due but not received with respect to all such Receivables prior to the date any such Receivable was designated a Liquidating Receivable minus (iii) Liquidation Proceeds collected during such Monthly Period with respect to all Liquidating Receivables.

"Aggregate Receivables Balance" means as of any date, the sum of the Receivable Balances of all outstanding Receivables (other than Liquidating Receivables).

"Aggregate Unpaids" means, at any time, an amount equal to the sum of all accrued and unpaid fees under the Fee Letter, the sum of the Yield and Net Swap Amounts, Capital and all other unpaid Obligations (whether due or accrued) at such time.

"Annual Percentage Rate" or "APR" of a Receivable shall mean the annual rate of Finance Charges stated in the Receivable.

"Authorized Officer" shall mean, with respect to any Seller Party, its respective controller, treasurer, chief financial officer, or president.

"Available Amount" shall mean, with respect to a Settlement Date, the sum of the Collected Interest and the Collected Principal for such Settlement Date.

"Base Rate" means the rate of interest announced by Royal Bank of Canada in New York, New York, from time to time in its sole discretion, as its prime commercial lending rate (which rate is not necessarily the lowest rate that Royal Bank of Canada charges any corporate customer).

"Basic Servicing Fee" shall mean, with respect to a Monthly Period, the fee payable to the Servicer for services rendered during such Monthly Period, which shall be equal to one-twelfth of the Basic Servicing Fee Rate multiplied by the Aggregate Receivables Balance as of the first day of such Monthly Period.

"Basic Servicing Fee Rate" shall mean 1.0% per annum.

"Broken Funding Costs" means for the Purchaser Interest or any portion thereof that (i) is assigned by the Company to a Financial Institution, (ii) does not become the subject of a Clean-up Call following delivery of the Clean-up Call Notice or (iii) is terminated prior to the date on which it was originally scheduled to end, an amount equal to the excess, if any, of (A) the Yield (as applicable) that would have accrued during the remainder of the Settlement Period determined by the Agent to relate to such portion of the Purchaser Interest (as applicable) subsequent to the date of such assignment or termination (or, in the case of such Clean-up Call, the date on which such Clean-up Call was to have occurred pursuant to the Clean-up Call Notice) of the Capital of the Purchaser Interest if such Clean-up Call, assignment or termination had not occurred or if such Clean-up Call Notice had not been delivered, over (B) the sum of (x) to the extent all or a portion of such Capital remains allocated to the Purchaser Interest, the Yield actually accrued during the remainder of such period on such Capital for such portion of the Purchaser Interest, and (y) to the extent such Capital does not remain allocated to the Purchaser Interest, the income, if any, actually received during the remainder of such period by the holder of such portion of the Purchaser Interest from investing the portion of such Capital not so allocated. In the event that the amount referred to in clause (B) exceeds the amount referred to in clause (A), the relevant Purchaser or Purchasers agree to pay to Seller the amount of such excess. All Broken Funding Costs shall be due and payable hereunder upon demand.

"Business Day" means any day on which banks are not authorized or required to close in New York, New York or Chicago, Illinois, and, if the applicable Business Day relates to any computation or payment to be made with respect to the LIBO Rate, any day on which dealings in dollar deposits are carried on in the London interbank market.

"Capital" of the Purchaser Interest means, at any time, (A) the Purchase Price of the Purchaser Interest, minus (B) the amounts applied pursuant to clauses (v) and (viii) of Section 2.1(c) to reduce the Capital of the Purchaser Interest in accordance with the terms and conditions of this Agreement; provided that such Capital shall be restored (in accordance with Section 2.4) in the amount of any Collections or other payments so received and applied if at any time the distribution of such Collections or payments are rescinded, returned or refunded for any reason.

"Collected Interest" shall mean, with respect to any Settlement Date, the sum of the following amounts with respect to the related Monthly Period, in each case computed in accordance with the actuarial method: (i) that portion of all collections on Receivables (other than Liquidating Receivables) allocable to interest or Prepayment Surplus, (ii) that portion of all Liquidation Proceeds allocable to interest in accordance with the Servicer's customary servicing procedures, (iii) that portion of all Monthly Advances allocable to interest, (iv) that portion of all Warranty Payments, Administrative Purchase Payments or the Optional Purchase Proceeds allocable to accrued interest or Prepayment Surplus, and (v) any Investment Earnings funds invested in Eligible Investments in the Collection Account and Reserve Account; minus an amount equal to the sum of (x) all amounts received on any Receivable (other than a Liquidating Receivable) to the extent of the aggregate Outstanding Monthly Advances of interest with respect to such Receivable and (y) Liquidation Proceeds with respect to a particular Receivable to the extent of the Outstanding Monthly Advances of interest thereon.

"Collected Principal" shall mean, with respect to any Settlement Date, the sum of the following amounts with respect to the related Monthly Period in each case computed in accordance with the actuarial method: (i) that portion of all collections on Receivables (other than Liquidating Receivables) allocable to principal, (ii) that portion of Liquidation Proceeds allocable to principal in accordance with the Servicer's customary servicing procedures, (iii) that portion of all Monthly Advances allocable to principal, (iv) that portion of all Warranty Payments, Administrative Purchase Payments or the Optional Purchase Proceeds allocable to principal, and (v) that portion of all Prepayments allocable to principal; less an amount equal to the sum of (x) amounts received on any Receivable (other than a Liquidating Receivable) to the extent of the aggregate Outstanding Monthly Advances of principal with respect to such Receivable and (y) Liquidation Proceeds with respect to a particular Receivable to the extent of the Outstanding Monthly Advances of principal and amounts representing reimbursement for Liquidation Expenses with respect to such Receivables pursuant to this Agreement.

"Collection Account" shall mean the account designated as such, established and maintained pursuant to Section 1.4 hereof.

"Collections" shall mean all cash collections and other cash proceeds of the Receivables (other than Supplemental Servicing Fees) received by the Servicer or in the Collection Account, including, without limitation, (a) Collected Interest, (b) Collected Principal and (c) recoveries and cash proceeds of Related Security with respect to the Receivables.

"Company" has the meaning set forth in the preamble to this Agreement.

"Company Rate" for any portion of a Settlement Period for any portion of the Purchaser Interest means, to the extent the Company funds such portion of the Purchaser Interest for such portion of the Settlement Period by issuing commercial paper, the rate (or if more than one rate, the weighted average of the rates) at which commercial paper notes of the Company issued to fund such portion of the Purchaser Interest may be sold by any placement agent or commercial paper dealer selected by the Agent on behalf of the Company, as agreed between each such agent or dealer and the Agent and notice of such rate has been given by the Agent to the Servicer; provided if the rate (or rates) as agreed between any such agent or dealer and the Agent for any such portion of the Settlement Period for any portion of the Purchaser Interest is a discount rate (or rates), then such rate shall be the rate (or if more than one rate, the weighted average of the rates) resulting from converting such discount rate (or rates) to an interest-bearing equivalent rate per annum plus in each case any and all commissions of placement agents and commercial paper dealers in respect of commercial paper notes issued to fund the purchase or maintenance of any such portion of the Purchaser Interest.

"Contract" means, with respect to any Receivable, the retail note or any other documentation which evidences such Receivable.

"Custodian" shall mean NFC, as Servicer, or another custodian named from time to time in the Custodian Agreement.

"Custodian Agreement" shall mean the Custodian Agreement, dated as of July 30, 2004, between the Custodian and the Seller, as amended, modified or supplemented from time to time.

"Cutoff Date" shall mean July 10, 2004.

"Dealer" shall mean (i) a Person with whom International or an Affiliate of International has a valid dealer sales/maintenance agreement to sell International vehicles, (ii) a Person with whom NFC has an agreement to extend new or used truck floor plan financing terms or (iii) a truck, bus, or trailer equipment manufacturer with whom International or an Affiliate of International has a valid agreement to sell International vehicles.

"Dealer Liability" shall mean, with respect to a Receivable, all rights, claims and actions of NFC against the Dealer which originated the Receivable or which sold the Financed Vehicle(s) which gave rise to such Receivable and any successor Dealer for recourse or reimbursement of any losses, costs or expenses arising as a result of a default by the Obligor on such Receivable.

"Default Fee" means with respect to any amount due and payable by Seller in respect of any Aggregate Unpaids, an amount equal to interest on any such unpaid Aggregate Unpaids at a rate per annum equal to the Base Rate.

"Delinquency Percentage" shall mean, with respect to a Settlement Date, the aggregate Remaining Gross Balances of all outstanding Receivables which are 61 days or more past due as of the related Accounting Date, as determined in accordance with the Servicer's normal practices, expressed as a percentage of the aggregate Remaining Gross Balances of all outstanding Receivables on such Accounting Date.

"Designated Account" means each of the Collection Account and the Reserve Account.

"Designated Account Property" shall mean the Designated Accounts, all amounts, investments, and other property held from time to time in the Designated Accounts (whether held in the form of deposit accounts, book-entry securities, instruments, cash, uncertificated securities or otherwise), and all proceeds of the foregoing.

"Designated Receivables" has the meaning set forth in Section 2.01(a) of the Sale Agreement.

"Determination Date," with respect to a Settlement Date, shall mean the day that is two (2) Business Days prior to such Settlement Date.

"Discount Rate" means, for any portion of a Settlement Period for any portion of the Purchaser Interest, an interest rate per annum equal to the LIBO Rate for such portion of the Settlement Period; provided, however, that in the case of

(a) any such portion of such Settlement Period beginning on or after the date a Financial Institution shall have notified the Agent that

(i) the introduction of or any change in or in the interpretation of any law or regulation makes it unlawful, or any central bank or other governmental authority asserts that it is unlawful, for such Financial Institution to fund such portion of the Purchaser Interest at the rate set forth above (and such Financial Institution shall not have subsequently notified the Agent that such circumstances no longer exist),

(i) U.S. dollar deposits in the London interbank market in the relevant amounts and for the relevant portion of the Settlement Period are not available,

(ii)   adequate and reasonable means do not exist for ascertaining the LIBO Rate for the relevant Settlement Period, or

(iii)   the LIBO Rate determined pursuant hereto does not accurately reflect the cost of the Financial Institution (as conclusively determined by the Agent) of maintaining such portion of the Purchaser Interest during such portion of the Settlement Period, or

(b)   any portion of the Settlement Period as to which the Agent does not receive notice, by no later than 12:00 noon (New York City time) on the second Business Day preceding the first day of such portion of the Settlement Period, that the Purchaser Interest will not be funded by the issuance of commercial paper,

the "Discount Rate" for each such portion of the Settlement Period shall be an interest rate per annum equal to the Base Rate in effect on the first day of such portion of the Settlement Period.

"Eligible Account" shall mean either (i) a segregated trust account with the trust department of a depository institution organized under the laws of the United States of America or any State thereof or the District of Columbia (or any domestic branch of a foreign bank), having a long-term deposit rating of at least Baa3 by Moody's, having trust powers and acting as trustee for funds deposited in such account, or (ii) a segregated deposit account with a depository institution organized under the laws of the United States of America or any State thereof (or any domestic branch of a foreign bank) the long-term deposit obligations of which are rated A3 or higher by Moody's and the short-term debt obligations of which are rated "A-1" by S&P and "P-1" by Moody's.

"Eligible Investments" shall mean any of the following:

(a)   Negotiable instruments or securities represented by instruments in bearer or registered or in book-entry form which evidence (i) obligations fully guaranteed by the United States of America; (ii) time deposits in, or bankers acceptances issued by, any depositary institution or trust company incorporated under the laws of the United States of America or any state thereof and subject to supervision and examination by Federal or state banking or depositary institution authorities; provided, however, that at the time of investment or contractual commitment to invest therein, the certificates of deposit or short-term deposits, if any, or long-term unsecured debt obligations (other than such obligation whose rating is based on collateral or on the credit of a Person other than such institution or trust company) of such depositary institution or trust company shall have a credit rating from Moody's and S&P of at least "P-l" and "A-1", respectively, in the case of the certificates of deposit or short-term deposits, or a rating not lower than one of the two highest investment categories granted by Moody's and by S&P; (iii) certificates of deposit having, at the time of investment or contractual commitment to invest therein, a rating from Moody's and S&P of at least "P-1" and "A-1", respectively; or (iv) investments in money market funds rated in the highest investment category or otherwise approved in writing by the applicable rating agencies;

(b)   Demand deposits in any depositary institution or trust company referred to in (a)(ii) above;

(c)   Commercial paper (having original or remaining maturities of no more than 30 days) having, at the time of investment or contractual commitment to invest therein, a credit rating from Moody's and S&P of at least "P- 1" and "A-1", respectively;

(d)   Eurodollar time deposits having a credit rating from Moody's and S&P of at least "P-1" and "A-1", respectively;

(e)   Repurchase agreements involving any of the Eligible Investments described in clauses (a)(i), (a)(iii) and (d) of this definition so long as the other party to the repurchase agreement has at the time of investment therein, a rating from Moody's and S&P of at least "P-1" and "A-1", respectively;

(f)   Commercial paper master notes having, at the time of the investment or contractual commitment to invest therein, a credit rating from Moody's and S&P of at least "P-1" and "A-1", respectively; and

(g)   Any other investment permitted by the Agent.

"Facility Fee" shall mean, with respect to a Settlement Period, a fee payable to Agent in the amount specified in the Fee Letter.

"Fee Letter" means that certain letter agreement dated as of the date hereof among the Seller, the Originator and the Agent, as it may be amended or modified and in effect from time to time.

"Finance Charges" means, with respect to a Contract, any finance, interest, late payment charges or similar charges owing by an Obligor pursuant to such Contract.

"Financed Vehicle" means a new or used medium or heavy duty truck, bus or trailer, together with any accessions thereto which were financed by NFC, securing an Obligor's indebtedness under a Receivable. A Receivable may be secured by one or more Financed Vehicles.

"Financial Asset" has the meaning given such term in Article 8 of the UCC. As used herein, the Financial Asset "related to" a Security Entitlement is the Financial Asset in which the entitlement holder (as defined in Article 8 of the UCC) holding such Security Entitlement has the rights and property interest specified in Article 8 of the UCC.

"Financial Institutions" means each bank or other financial institution which provides liquidity or credit support to the Company in connection with the transactions contemplated by the Purchase Agreement.

"Full Prepayment" shall mean, with respect to a Settlement Date, that portion of an Actual Payment (other than the Scheduled Payment), which with respect to (i) any Receivable, is sufficient to prepay such Receivable in full (after application of the Scheduled Payment), or (ii) a Receivable secured by multiple Financed Vehicles, equals the unpaid principal amount of the Receivable relating to any Financed Vehicle, as determined by the Servicer in accordance with its customary servicing procedures.

"Funding Agreement" means any agreement or instrument executed by any Financial Institution with or for the benefit of the Company providing for liquidity or credit support for the commercial paper of the Company issued in connection with the Purchase Agreement.

"Gross Swap Adjustment Amount" means, for any Settlement Date, the sum of (a) Yield for the related Settlement Period in excess of the amount payable by RBC as floating rate payor (prior to netting) under the RBC Swap as a result of the actual amortization of Capital differing from the expected amortization of Capital as set forth in the confirmation attached to the RBC Swap or as a result of any difference between the rate payable by RBC as the floating rate payor under the RBC Swap and the rate at which the Yield accrues on the Purchaser Interest and (b) the excess, if any, of the amounts payable by the Company (prior to netting) as the fixed rate payor under the RBC Swap over the amount obtained by multiplying the fixed rate specified under the RBC Swap and the Capital outstanding at such time.

"Guaranties" shall mean, with respect to any Receivable, personal or commercial guaranties of an Obligor's performance with respect thereto.

"Initial Aggregate Receivables Balance" shall mean the sum of the Initial Receivable Balances of the Receivables as of the Cutoff Date, which is $324,999,999.66.

"Initial Gross Receivable Balance" shall mean, with respect to any Receivable as of the Cutoff Date, the Initial Receivable Balance plus, in the case of Receivables classified by the Servicer as "finance charge - included contracts," the Finance Charges included in the Scheduled Payments due on or after the Cutoff Date.

"Initial Receivable Balance" shall mean, with respect to a Receivable, the aggregate principal amount advanced under such Receivable toward the purchase price of the Financed Vehicle or Financed Vehicles, including insurance premiums, service and warranty contracts, federal excise and sales taxes and other items customarily financed as part of such Receivables and related costs, less payments received from the Obligor prior to the Cutoff Date with respect to such Receivable allocable on the basis of the actuarial method to principal.

"Initial Reserve Account Deposit" shall mean, with respect to the date of this Agreement,

8.03% of the Initial Aggregate Receivables Balance.

"Insurance Policy" shall mean, with respect to a Receivable, an insurance policy covering physical damage, credit life, credit disability, theft, mechanical breakdown or similar event to each Financed Vehicle securing such Receivable.

"Insurance Proceeds" shall mean, with respect to any Receivable, proceeds of any Insurance Policy with respect to such Receivable.

"International" shall mean International Truck and Engine Corp., a Delaware corporation, and its successors and assigns.

"International Purchase Obligations" shall mean certain obligations of International, subject to limitations, to purchase Financed Vehicles securing Liquidating Receivables pursuant to Article IV, "NFC/International Retail Repossession Purchase and Remarketing Agreement" and other provisions of the Master Intercompany Agreement by and between NFC and International dated as of April 26, 1993, as such Master Intercompany Agreement may be amended, supplemented, restated or otherwise modified.

"Investment Earnings" means investment earnings on funds deposited in the Designated Accounts, net of losses and investment expenses, during the applicable Monthly Period.

"LIBO Rate" means the rate per annum equal to the sum of (I) the result of (a) the applicable British Bankers' Association Interest Settlement Rate for deposits in U.S. dollars appearing on Reuters Screen FRBD as of 11:00 a.m. (London time) two Business Days prior to the first day of the relevant period selected by the Servicer or the Seller with the consent of the Agent, and having a maturity equal to such period, provided that, (i) if Reuters Screen FRBD is not available to the Agent for any reason, the applicable LIBO Rate for the relevant period shall instead be the applicable British Bankers' Association Interest Settlement Rate for deposits in U.S. dollars as reported by any other generally recognized financial information service as of 11:00 a.m. (London time) two Business Days prior to the first day of such period, and having a maturity equal to such period, and (ii) if no such British Bankers' Association Interest Settlement Rate is available to the Agent, the applicable LIBO Rate for the relevant period shall instead be the rate determined by the Agent to be the rate at which Royal Bank of Canada offers to place deposits in U.S. dollars with first-class banks in the London interbank market at approximately 11:00 a.m. (London time) two Business Days prior to the first day of such period, in the approximate amount to be funded at the LIBO Rate and having a maturity equal to such period, divided by (b) one minus the maximum aggregate reserve requirement (including all basic, supplemental, marginal or other reserves) which is imposed against the Agent in respect of Eurocurrency liabilities, as defined in Regulation D of the Board of Governors of the Federal Reserve System as in effect from time to time (expressed as a decimal), applicable to such period and (II) 1.00% per annum.

"Lien" shall mean, any security interest, lien, charge, pledge, equity or encumbrance of any kind other than liens for taxes not yet due and payable, mechanics' liens, any liens that attach by operation of law, and any liens being contested by appropriate measures.

"Liquidating Receivable" shall mean a Receivable (i) as to which the Servicer (a) has reasonably determined, in accordance with its customary servicing procedures, that eventual payment of amounts owing on such Receivable is unlikely, or (b) has repossessed the Financed

Vehicle or all Financed Vehicles securing the Receivable or (ii) as to which any related Scheduled Payment is at least 210 days overdue.

"Liquidation Expenses" shall mean, with respect to a Liquidating Receivable, an amount not to exceed $750 (or such greater amount as the Servicer determines necessary in accordance with its customary procedures to refurbish and dispose of a repossessed Financed Vehicle) as an allowance for amounts charged to the account of the Obligor, in keeping with the Servicer's customary procedures, for repossession, refurbishment and disposition of the Financed Vehicle including out-of-pocket costs related to the liquidation.

"Liquidation Proceeds" shall mean, with respect to a Liquidating Receivable, all amounts realized with respect to such Receivables, including benefits of any lease assignments, Insurance Proceeds, proceeds from any Dealer Liability, proceeds from any International Purchase Obligations and proceeds from any Guaranties, net of amounts that are required to be refunded to the Obligor on such Receivable.

"Material Adverse Change" means a material adverse change in the financial condition or operations of any Seller Party and its Subsidiaries, or (ii) the ability of any Seller Party to perform its obligations under this Agreement or any other Transaction Document.

"Monthly Advance" shall mean the amount, as of an Accounting Date, which the Servicer is required to advance on the respective Receivable pursuant to Section 6.7 of this Agreement.

"Monthly Period" shall mean, with respect to a Determination Date and a Settlement Date, the calendar month preceding the month in which such date occurs.

"Monthly Principal Distributable Amount" shall mean, with respect to any Settlement Date, the sum of: (i) the principal portion of all Scheduled Payments due with respect to the related Monthly Period on the Receivables (other than Liquidating Receivables), (ii) the principal portion of all Prepayments received during the related Monthly Period (except to the extent included in (i) above) and (iii) the Receivable Balance of each Receivable that the Servicer purchased, the Seller repurchased or that became a Liquidating Receivable during the related Monthly Period (except to the extent included in (i) or (ii) above).

"Monthly Report" means a report, in substantially the form of Exhibit III hereto (appropriately completed), furnished by the Servicer to the Agent pursuant to Section 2.5.

"Moody's" means Moody's Investors Service or its successor.

"Net Swap Adjustment Amount" means, for any Settlement Date, the lesser of (a) the Gross Swap Adjustment Amount and (b) the excess, if any, by which the Specified Reserve Account Balance for such Settlement Date exceeds the amount that would be on deposit in the Reserve Account on such Settlement Date if the Net Swap Adjustment Amount were not deposited by the Servicer into the applicable Designated Account and applied on such Settlement Date.

"Net Swap Amount" means, for any Settlement Period, an amount (which may be negative) equal to the amount payable on the related Settlement Date by the fixed rate payor under the RBC Swap minus the amount payable by the floating rate payor under the RBC Swap, in each case assuming that the RBC Swap is in full force and effect and no default has occurred and is continuing thereunder.

"NIC" means Navistar International Corporation, a Delaware corporation.

"Obligations" means (i) the Facility Fee, (ii) all amounts payable as the sum of Yield and Net Swap Amounts, (iii) all amounts payable pursuant to Article VIII, if any, (iv) the Total Servicing Fee, (v) all Broken Funding Costs, (vi) all Default Fees, (vii) all Warranty Payments, and (viii) if the Clean-up Call has been exercised, all Optional Purchase Proceeds. Unless otherwise specified herein, all Obligations which arise during a Monthly Period and of which the Servicer has been notified on or before the tenth day of the month following the end of such Monthly Period shall be payable on the Settlement Date related to such Monthly Period out of (and to the extent of) funds available for such purpose as specified in Section 2.1(c).

"Obligor" means, with respect to any Receivable, the purchaser or any co-purchaser of the related Financed Vehicle or Financed Vehicles or any other Person, other than the maker of any Guaranty, who owes payments under a Receivable.

"Optional Purchase Proceeds" has the meaning it is given in Section 2.4.

"Originator" means NFC, in its capacity as Seller under the Sale Agreement.

"Outstanding Monthly Advances" shall mean, on an Accounting Date with respect to a Receivable, the sum of all Monthly Advances made as or of the Accounting Date minus all payments or collections as of or prior to such Accounting Date which are specified in Section 6.7 of this Agreement as reducing Outstanding Monthly Advances with respect to such Receivable.

"Overdue Payment" shall mean, with respect to a Settlement Date and to a Receivable, all payments received during the related Monthly Period in excess of any Supplemental Servicing Fees, to the extent of the Outstanding Monthly Advances relating to such Receivable.

"Partial Prepayment" shall mean, with respect to a Settlement Date and to any Receivable, the portion of an Actual Payment in excess of the Scheduled Payment which equals one or more future Scheduled Payments but does not constitute a Full Prepayment and results in a Rebate in accordance with the Servicer's customary procedures.

"Person" means an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, limited liability company, joint venture or other entity, or a government or any political subdivision or agency thereof.

"Prepayment" shall mean, with respect to a Settlement Date and to a Receivable, the portion of an Actual Payment in excess of the Scheduled Payment.

"Prepayment Surplus" shall mean, with respect to any Settlement Date on which a Prepayment is to be applied with respect to a Receivable, that portion of such Prepayment, net of any Rebate to the Obligor of the portion of the Scheduled Payments attributable to unearned Finance Charges, which is not allocable to principal in accordance with the actuarial method.

"Principal Carryover Distributable Amount" shall mean, with respect to any Settlement Date, the excess of the Principal Distributable Amount with respect to the immediately preceding Settlement Date over the amount that was actually paid to the Agent to reduce the Capital on such immediately preceding Settlement Date.

"Principal Distributable Amount" shall mean, with respect to any Settlement Date, the sum of the Monthly Principal Distributable Amount and the Principal Carryover Distributable Amount with respect to such Settlement Date, not to exceed the Capital outstanding as of that Settlement Date.

"Purchase Price" means the amount of consideration paid for the Purchaser Interest hereunder.

"Purchaser" means Thunder Bay Funding, LLC or a Financial Institution, as applicable.

"Purchaser Interest" means, at any time, an undivided ownership interest in (i) each and every Receivable identified on the Schedule of Receivables, (ii) all Related Security with respect to each such Receivable and (iii) Collections with respect to, and other proceeds of, each such Receivable and Related Security.

"RBC Swap" means the swap between Royal Bank of Canada and Thunder Bay Funding, LLC dated approximately the date hereof as amended from time to time with the consent of the Seller.

"Rebate" shall mean, with respect to a given date and to a Receivable, the rebate under such Receivable that is or would be payable to the Obligor for unearned Finance Charges or any other charges that are or would be subject to a rebate to the Obligor upon the payment of a Partial Prepayment or a Full Prepayment.

"Receivable" shall mean one of the retail loans evidenced by a note or any other documentation and secured by one or more new or used medium or heavy duty trucks, buses or trailers, which loan is identified on the Schedule of Receivables, whether constituting an account, chattel paper, instrument or general intangible, and includes, without limitation, the obligation to pay any Finance Charges with respect thereto.

"Receivable Balance" shall mean, with respect to any Receivable, as of an Accounting Date, the Initial Receivable Balance thereof minus the sum of the following amounts, in each case computed in accordance with the actuarial method: (i) that portion of all Scheduled Payments allocated to principal due on or after the Cutoff Date and on or prior to the Accounting Date, (ii) that portion of all Warranty Payments or Administrative Purchase Payments allocated to principal, (iii) that portion of all Prepayments allocated to principal, and (iv) that portion of the following received and allocated to principal by the Servicer: benefits of any lease assignments, proceeds from any Insurance Policies, Liquidation Proceeds, proceeds from any Dealer Liability, proceeds from any International Purchase Obligations and proceeds from Guaranties.

"Receivable File" shall mean the following documents pertaining to a particular Receivable:

(a)   the fully executed original of the retail note for each Receivable;

(b)   documents evidencing or related to any Insurance Policy;

(c)   the original credit application of each Obligor, fully executed by each such Obligor on NFC's customary form, or on a form approved by NFC, for such application;

(d)   where permitted by law, the original certificate of title (when received) and otherwise such documents, if any, that NFC keeps on file in accordance with its customary servicing procedures indicating that the Financed Vehicle is owned by the Obligor and subject to the interest of NFC as first lienholder or secured party; and

(e)   any and all other documents that NFC keeps on file in accordance with its customary servicing procedures relating to the individual Receivable, Obligor or Financed Vehicle.

"Records" means, with respect to any Receivable, all Contracts and other documents, books, records and other information (including, without limitation, computer programs, tapes, disks, punch cards, data processing software and related property and rights) relating to such Receivable, any Related Security therefor and the related Obligor.

"Regulatory Change" has the meaning set forth in Section 8.2.

"Related Security" shall mean, with respect to the Receivables:

(a)   the security interests in the Financed Vehicles granted by Obligors under the terms of the Receivables and, to the extent permitted by law, any accessions thereto that are financed by NFC;

(b)   all other security interests or liens and property, if any, purporting to secure payment of such Receivable, whether pursuant to a Contract related to such Receivable or otherwise, together with all financing statements and security agreements describing any collateral securing such Receivable;

(c)   the benefits of any lease assignments with respect to the related Financed Vehicles;

(d)   any proceeds from any Insurance Policies with respect to the Receivables;

(e)	any proceeds from Dealer Liability with respect to the Receivables, proceeds from any International Purchase Obligations with respect to the Receivables (subject to the limitations set forth in Section 1.2(d) of this Agreement) and proceeds from any guaranties of Receivables;

(f)	all of the Seller's right, title and interest in, to and under the Sale Agreement, the Assignment of the Designated Receivables and the Related Security (as defined in the Sale Agreement) with respect to the Receivables and the Custodian Agreement, including the right of the Seller to cause NFC to perform its obligations thereunder (including the obligation to repurchase Receivables under certain circumstances);

(g)	all guaranties, letters of credit and other agreements or arrangements of whatever character from time to time supporting or securing payment of such Receivable whether pursuant to the Contract related to such Receivable or otherwise (other than the International Purchase Obligations);

(h)	all Records and Receivables Files relating to such Receivables;

(i)	all of the Seller's right, title and interest in the Designated Accounts and the monies therein; and

(j)	all proceeds of any of the foregoing.

"Remaining Gross Balance" shall mean, with respect to any Receivable (other than a Liquidating Receivable) and as of an Accounting Date, the Initial Gross Receivable Balance thereof minus the sum of (i) the portion of all Actual Payments with respect to such Receivable, (ii) any Warranty Payment or Administrative Purchase Payment with respect to any such Receivable, (iii) any Prepayments applied to reduce the Initial Gross Receivable Balance of any such Receivable and (iv) proceeds from any Insurance Policies with respect to such Receivable, plus for any Receivable not classified by the Servicer as a "finance charge - included contract," the portion of the payments specified in the preceding clauses (i), (ii), (iii) or (iv) above allocable in accordance with the actuarial method to Finance Charges; provided, however, that the Remaining Gross Balance of any Receivable that has been designated a Liquidating Receivable during the related Monthly Period shall equal zero.

"Reserve Account" shall mean the account designated as such, established and maintained pursuant to Section 1.4 hereof.

"S&P" shall mean Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, together with its successors.

"Sale Agreement" means that certain Receivables Sale Agreement, dated as of July 30, 2004, between Originator and Seller, as the same may be amended, restated or otherwise modified from time to time.

"Scheduled Payment" shall mean a payment which (i) is in the amount required under the terms of a Receivable in effect as of the Cutoff Date, except, in the case of any Receivable secured by more than one Financed Vehicle, for any changes in the terms of such Receivable resulting from a Full Prepayment with respect to any Financed Vehicle related thereto, (ii) is payable by the Obligor and (iii) includes Finance Charges equivalent to the Annual Percentage Rate. When "Scheduled Payment" is used with reference to a Settlement Date, it means the payment which is due in the related Monthly Period; provided, that in the case of the first Settlement Date, the Scheduled Payment shall include all such payments due from the Obligor on or after the Cutoff Date through the end of the Monthly Period related to the first Settlement Date.

"Schedule of Receivables" shall mean the schedule of Receivables annexed to this Agreement as Schedule B.

"Securities and Exchange Commission" shall mean the U.S. administrative agency charged with principal responsibility for the enforcement and administration of the federal securities laws.

"Securities Intermediary" has the meaning given such term in Section 2.7 of this Agreement.

"Security Entitlement" has the meaning given such term in Section 8-102(a)(17) of the New York UCC.

"Seller" has the meaning set forth in the preamble to this Agreement.

"Seller Parties" has the meaning set forth in the preamble to this Agreement.

"Servicer" means at any time the Person (which may be the Agent) then authorized pursuant to Article VI to service, administer and collect Receivables.

"Servicer Default" shall mean the occurrence of any event described in Section 7.1 of this Agreement.

"Settlement Date" means the 18th day of each month (or, if such day is not a Business Day, then the next Business Day).

"Settlement Period" means a period of one calendar month; provided that the initial Settlement Period means the period from (and including) the date of the initial purchase hereunder to (and including) the last day of the calendar month thereafter.

"Specified Reserve Account Balance" shall mean, with respect to any Settlement Date, the lesser of (i) the Aggregate Unpaids as of such Settlement Date, and (ii) the greater of:

(a)   9.5% of the Aggregate Receivables Balance as of the close of business on the last day of the related Monthly Period, provided that if on any Settlement Date (i) the product (expressed as a percentage) of (A) twelve and (B) a fraction, the numerator of which is equal to the sum of the Aggregate Losses plus Liquidation Proceeds for each of the Monthly Periods which are the fifth, fourth and third Monthly Periods preceding the Monthly Period in which such Settlement Date occurs, minus the sum of the Liquidation Proceeds for the Monthly Periods which are the first, second and third Monthly Periods preceding the Monthly Period in which such Settlement Date occurs, and the denominator of which is the sum of the Remaining Gross Balances of all outstanding Receivables as of the last day of each of the sixth, fifth and fourth Monthly Periods preceding the Monthly Period in which such Settlement Date occurs, exceeds 1.5% or (ii) the average of the Delinquency Percentages for the preceding three months exceeds 2.0%, then the percentage of the Aggregate Receivables Balance referred to this clause (a), shall be equal to 11.00%; and

(b)   4.0% of the Initial Aggregate Receivables Balance.

"Subsidiary" of a Person means (i) any corporation more than 50% of the outstanding securities having ordinary voting power of which shall at the time be owned or controlled, directly or indirectly, by such Person or by one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries, or (ii) any partnership, association, joint venture, limited liability company or similar business organization more than 50% of the ownership interests having ordinary voting power of which shall at the time be so owned or controlled. Unless otherwise expressly provided, all references herein to a "Subsidiary" shall mean a Subsidiary of Seller.

"Supplemental Servicing Fee" shall mean all late fees, prepayment charges and other administrative fees and expenses or similar charges allowed by applicable law with respect to the Receivables, collected (from whatever source) on the Receivables during the applicable Monthly Period.

"Total Available Amount" shall mean, with respect to a Settlement Date, the sum of the Available Amount, the amount transferred to the Collection Account from the Reserve Account pursuant to Section 2.1(b)(ii), and the amount transferred into the Collection Account by the Servicer pursuant to Section 2.1(b)(iii).

"Total Servicing Fee" shall mean the sum of the Basic Servicing Fee and any unpaid Basic Servicing Fees from all prior Settlement Dates.

"Transaction Documents" means, collectively, this Agreement, the Sale Agreement, the assignment to be delivered to NFRRC by NFC thereunder, the Custodian Agreement, the Fee Letter, and all other instruments, documents and agreements executed and delivered in connection herewith.

"UCC" means the Uniform Commercial Code as from time to time in effect in the specified jurisdiction.

"Uncertificated Security" shall mean, as of any date, has the meaning given to such term under the applicable UCC as in effect on such date.

"Warranty Payment" shall mean, with respect to a Settlement Date and to a Warranty Receivable repurchased as of the related Accounting Date, the sum of (i) the sum of all remaining Scheduled Payments on such Warranty Receivable due after the Accounting Date, (ii) all past due Scheduled Payments with respect to which a Monthly Advance has not been made, (iii) any reimbursement made pursuant to the last sentence of Section 6.7 of this Agreement with respect to such Warranty Receivable, and (iv) all Outstanding Monthly Advances made on such Warranty Receivable, minus (x) the rebate, calculated in accordance with the actuarial method, that would be payable to the Obligor on such Warranty Receivable were the Obligor to prepay such Receivable in full on such day and (y) any Liquidation Proceeds (to the extent applied to reduce the Receivable Balance of such Warranty Receivable) previously received by the Purchasers with respect to such Warranty Receivable.

"Warranty Purchaser" shall mean either (i) the Seller pursuant to Section 5.1(i) of this Agreement or (ii) NFC pursuant to Section 5.04 of the Sale Agreement.

"Warranty Receivable" shall mean a Receivable which the Warranty Purchaser has become obligated to repurchase pursuant to Section 5.1(i) of this Agreement or Section 5.04 of the Sale Agreement.

"Yield" means, for any Settlement Period, the sum of:

(a)   for any portion of such Settlement Period during which the Company funded the Purchaser Interest during such portion of the Settlement Period through the issuance of commercial paper,

$$CR \times C \times \frac{ED}{360}$$

(b)   for any portion of such Settlement Period during which the Company did not fund the Purchaser Interest through the issuance of commercial paper,

$$DR \times C \times \frac{ED}{360}$$

where:

CR	=	the Company Rate for the portion of the Purchaser Interest for such portion of the Settlement Period
C	=	the Capital of the Purchaser Interest during such portion of the Settlement Period
ED	=	the actual number of days elapsed during such portion of the Settlement Period
DR	=	the Discount Rate for the Purchaser Interest for such portion of the Settlement Period

provided that no provision of this Agreement shall require the payment or permit the collection of Yield in excess of the maximum permitted by applicable law; and provided further that Yield for the Purchaser Interest shall not be considered paid by any distribution to the extent that at any time all or a portion of such distribution is rescinded or must otherwise be returned for any reason.

All accounting terms not specifically defined herein shall be construed in accordance with generally accepted accounting principles. All terms used in Article 9 of the UCC in the State of New York, and not specifically defined herein, are used herein as defined in such Article 9.

EXHIBIT II

PLACES OF BUSINESS OF THE SELLER PARTIES;
LOCATIONS OF RECORDS;
FEDERAL EMPLOYER IDENTIFICATION NUMBER(S)

<u>Navistar Financial Corporation</u>

Place of Business: 2850 West Golf Road
                       Rolling Meadows, IL 60008

Location of Records: Same

Jurisdiction of Formation: Delaware

F.E.I.N.:   36-2472404

<u>Navistar Financial Retail Receivables Corporation</u>

Place of Business: 2850 West Golf Road
                       Rolling Meadows, IL 60008

Location of Records: Same

F.E.I.N.:   51-0337491

Jurisdiction of Formation: Delaware

EXHIBIT III
FORM OF MONTHLY REPORT

SCHEDULE A

DOCUMENTS TO BE DELIVERED TO THE AGENT
ON OR PRIOR TO THE INITIAL PURCHASE

1. Copy of the Resolutions of the Board of Directors of each Seller Party certified by its Secretary authorizing such Seller Party's execution, delivery and performance of this Agreement and the other documents to be delivered by it hereunder.

2. Articles or Certificate of Incorporation of each Seller Party certified by the Secretary of State of its jurisdiction of incorporation on or within thirty (30) days prior to the initial Purchase.

3. Good Standing Certificate for each Seller Party issued by the Secretaries of State of Delaware and Illinois.

4. A certificate of the Secretary of each Seller Party certifying (i) the names and signatures of the officers authorized on its behalf to execute this Agreement and any other documents to be delivered by it thereunder and (ii) a copy of such Seller Party's By-Laws.

5. A favorable opinion of legal counsel for the Seller Parties (which may include in-house counsel) reasonably acceptable to the Agent which addresses the following matters and such other matters as the Agent may reasonably request:

    – authorization, execution and delivery of the Transaction Documents

    – enforceability of the Transaction Documents against the Seller Parties thereto

    – perfection and priority of security interests

    – true sale of the Designated Receivables from Truck Retail Instalment Paper Corp. to NFC and of the Receivables from NFC to the Seller, and non-consolidation of the Seller with NFC

6. For each Purchaser that is not incorporated under the laws of the United States of America, or a state thereof, two duly completed copies of United States Internal Revenue Service Form W-8BEN or W-8ECI certifying in either case that such Purchaser is entitled to receive payments under the Agreement without deduction or withholding of any United States federal income taxes.

7. An executed copy of the Receivables Sale Agreement, together with copies of each of the documents delivered pursuant to Section 3.1 thereof.

SCHEDULE B

SCHEDULE OF RECEIVABLES